UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 11, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release     ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND NINE
MONTHS ENDED 30 SEPTEMBER 2010 PREPARED IN ACCORDANCE
WITH IFRS

Quarter 3 2010
Report
for the quarter and nine months ended 30 September 2010
Group results for the quarter….
·   Adjusted headline earnings, excluding accelerated hedge buy-back and related costs, increase 135% to $303m.
·   Production of 1.162Moz at a total cash cost of $643/oz; both improved on guidance.
·   Production increases on continued recovery from South Africa and Australia.
·   Geita continues turnaround progress, delivering 15% unit cash cost reduction to $705/oz.
·   Americas region delivers strong performance of 218,000oz at a total cash cost of $433/oz.
·   Continued strong uranium production of 389,000lbs on improved recoveries.
·   Dual-tranche capital raising completed, with $1.53bn proceeds earmarked for hedge elimination.
·   Tropicana feasibility completed; AngloGold Ashanti board approves development decision.
·   La Colosa exploration drilling resumes; assay results awaited.
·   Exploration yields continued positive results in Tropicana belt, Baffin Island and Egypt.
Events post quarter-end…
·   Residual hedge book eliminated on 7 October at an average price of $1,300/oz, ending discounted gold sales.
·   Moody’s Investor Service and Standard & Poor’s affirm international investment grade credit rating.
Quarter
Nine months
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Jun
Sep
Sep
2010
2010
2010
2009
2010
2010
2010
2009
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
36,129
35,011     104,714     106,282
1,162
1,126 3,367 3,417
Price received
1
- R/kg / $/oz
(47,750)
265,806
148,314     185,498
(239)
1,095 598 653
Price received excluding hedge
buy-back costs
1
- R/kg / $/oz
267,707
265,806
259,858     245,364
1,141
1,095 1,086 888
Total cash costs - R/kg / $/oz
151,007
149,365
149,953     134,192
643
617 627 485
Total production costs - R/kg / $/oz
187,695
183,891
187,282     169,536
800
759 783 612
Financial review
Adjusted gross (loss) profit
2
- Rm / $m
(8,670)
2,723 (4,310) 1,165
(1,229)
359 (652) 74
Adjusted gross profit excluding hedge
buy-back costs
2
- Rm / $m
2,969
2,723
7,329        7,480
408
359 986 871
Profit (loss) attributable to equity
shareholders
- Rm / $m
443
(1,360)
233      (5,940)
51
(187)            20
(743)
- cents/share
120
(371)
63      (1,653)
14
(51)              5
(207)
Adjusted headline (loss) earnings
3
- Rm / $m
(8,389)
980      (6,947)
(1,917)
(1,184)
129 (993) (279)
- cents/share
(2,277)
267      (1,890)
(533)
(321)
35 (270) (78)
Adjusted headline earnings excluding
hedge buy-back costs
3
- Rm / $m
2,184
980
3,626        4,089
303
129 494 479
- cents/share
593
267
987        1,138
82
35 134 133
Cash flow from operating activities
excluding hedge buy-back costs - Rm / $m
3,238
2,963         7,527        6,486
424
386 990 834
Capital expenditure - Rm / $m
1,855
1,703         4,841        6,451
253
226 650 734
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 September 2010
oz (000)
% Variance
2
$/oz
% Variance
2
$m $m Variance
2
SOUTH AFRICA
478
7
594
6
189
35
Great Noligwa
36
6
854
3
3
1
Kopanang
79
1
663
22
22
(2)
Moab Khotsong
83
19
550
(1)
23
10
Tau Lekoa
10
(63)
952
3
1
(3)
Mponeng
138
1
475
16
84
7
Savuka
8
300
762
(757)
2
-
TauTona
71
15
729
7
14
5
Surface Operations
53
33
418
(13)
38
16
CONTINENTAL AFRICA
373
1
725
3
109
8
Ghana
 Iduapriem
57
14
576
(7)
22
8
Obuasi
75
(3)
831
16
4
(12)
Guinea
 Siguiri - Attributable 85%
62
(9)
703
13
25
-
Mali
 Morila - Attributable 40%
3
23
-
790
14
9
(2)
Sadiola - Attributable 41%
3
30
3
623
(1)
16
1
Yatela - Attributable 40%
3
10
(29)
1,333
85
(2)
(9)
Namibia
 Navachab
23
28
751
2
7
2
Tanzania
Production
Total cash costs
Adjusted
gross profit excluding hedge
buy-back costs
1
Tanzania
Geita
93
3
705
(15)
25
23
Non-controlling interests, exploration
and other
4
(3)
AUSTRALASIA
93
7
1,064
-
(5)
(5)
Australia
 Sunrise Dam
93
7
1,068
4
(5)
(9)
Exploration and other
-
3
AMERICAS
218
(1)
433
4
134
8
Argentina
 Cerro Vanguardia - Attributable 92.50%
48
-
374
8
26
(4)
Brazil
 AngloGold Ashanti Brasil Mineração
93
19
415
9
55
14
Serra Grande - Attributable 50%
20
11
466
(7)
(8)
(14)
United States of America
 Cripple Creek & Victor
56
(27)
495
6
29
(9)
Non-controlling interests, exploration
and other
32
22
OTHER
4
(7)
Sub-total
1,162
3
643
4
431
38
Equity accounted investments included above
(23)
11
AngloGold Ashanti
408
49
1
Refer to note B "Non-GAAP disclosure" for the definition.
3
Equity accounted joint ventures.
2
Variance September 2010 quarter on June 2010 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
OPERATING RESULTS
Production and total cash costs for the three months to 30 September were both better than guidance set by the company. Production rose 3% to 1.162Moz from the previous quarter, while total cash costs rose 4% to
$643/oz, due to seasonal factors and stronger operating currencies. The improved performance was attributable to a strong recovery in volumes mined in South Africa and Australia, as well as a steady performance from Continental Africa and the Americas.
Guidance for the third quarter was 1.150Moz at a total cash cost of $645/oz, assuming an average exchange rate of R7.55/$. This compares to an average realised exchange rate of R7.31/$ during the three month period.
SAFETY
Tragically, four fatalities were recorded during the quarter after three colleagues lost their lives at the South
African operations and another in Mali. The year-to-date lost time injury frequency rate for the group remained largely unchanged at 6.65, compared to 6.6 a year earlier. The South African operations recorded
1.6m fatality free shifts during the quarter and 15 incident free days. Great Noligwa achieved a full fatality-
free year and Navachab, Sadiola, Yatela and Serra Grande went without a single lost-time injury during the quarter. While the achievements are extremely noteworthy, management remains committed to achieving the next quantum improvement in safety, with particular focus on consolidating gains made earlier in the year relating to fall-of-ground and horizontal transport-related incidents. Modifying the behaviour of AngloGold
Ashanti’s people at every level, with particular regard to risk identification and tolerance, remains a key focus as AngloGold Ashanti continues to make Safety our first value.
OPERATING REVIEW
The South African operations produced 478,000oz at a total cash cost of $594/oz in the third quarter of
2010, compared with 447,000oz at a total cash cost of $560/oz the previous quarter. The strong result was driven by impressive performances at the core operations and is noteworthy given the currency strength during the quarter, as well as winter power tariffs, annual labour increases, higher royalty payments and the inclusion of the Tau Lekoa mine, the sale of which was concluded on 1 August 2010. At the Vaal River operations, Moab Khotsong delivered a 19% increase in production to 83,000oz and a 1% decline in total cash costs to $550/oz, mainly as a result of fewer safety related interruptions and a focus on clean mining to reduce underground lock-up and improved grade. Great Noligwa’s management continued with its plan to return the mine to profitability, with vamping contributing to the 6% increase in production to 36,000oz.
Kopanang’s output rose 1% to 79,000oz, due mainly to higher volumes mined. The Surface operations, which replaced Tau Lekoa feed with marginal ore, achieved a once-off gain from the resin replacement strategy, which helped achieve a 33% improvement in production to 53,000oz while total cash costs dropped
13% to $418/oz. At the West Wits operations, higher yield helped the cornerstone Mponeng increase output by 1% to 138,000oz, while total cash costs rose 16% to $475/oz. A rise in grade, due to higher face values, helped drive a 15% increase in production at TauTona. Savuka made only a marginal contribution as management continued to evaluate the optimal means of accessing the ore body, following the extensive damage caused to underground infrastructure by last year’s seismic event.
Continental Africa’s production rose 1% to 373,000oz at a total cash cost of $725/oz, from 371,000oz at a total cash cost of $702/oz the previous quarter. The principal contributor to the improved performance was
Iduapriem, which continued to ramp up after the shutdown earlier in the year to improve its tailings storage facility. The mine posted a 14% rise in production to 57,000oz, while total cash costs fell 7% to $576/oz.
Obuasi’s production slipped by 3% to 75,000oz due to blocked ore passes and lower-than-anticipated ore reserve development which restricted access to higher grade ore mining blocks, thereby impacting mining flexibility. This, along with lower achieved grades, provision for revision to power tariffs and the once-off settlement of backdated wage increases, resulted in a 16% increase in total cash costs to $831/oz. Following the success over the past year in achieving the operational turnaround at Geita, a multi-disciplinary team reporting directly to the EVP Continental Africa has been appointed to improve the performance of this key asset. Intermittent power stoppages and a prolonged maintenance shutdown led to a 9% decline in production from Siguiri to 62,000oz and a 13% increase in total cash costs to $703/oz. Navachab’s production increased by 28% to 23,000oz as higher grade ore was mined from the base of the pit and the operation reaped the benefits of the recently commissioned dense media separator. Total cash costs rose
2% to $751/oz as alternative sources of ore were accessed after the existing operations reached the bottom of the main pit. In Tanzania, higher grades at Geita compensated for the impact of a major maintenance shutdown, with production up 3% to 93,000oz. Total cash costs were 15% lower at $705/oz, due to the improved grades and the efficiencies gained in the operational turnaround plan.
Australasia’s gold production increased by 7% to 93,000oz, as planned. Total cash costs were constant at
$1,064/oz, mainly due to the effect of deferred stripping charges and ore stockpiles. The total cash costs included $289/oz in non-cash items relating to deferred stripping and ore stockpiles.
The Americas production declined marginally to 218,000oz at a total cash cost of $433/oz, from 221,000oz at a total cash cost of $416/oz the previous quarter. At AngloGold Ashanti Brasil Mineração, production increased 19% as planned to 93,000oz due to higher tonnages and grade, while the 9% increase in total cash costs to $415/oz followed annual wage increases, higher power tariffs and maintenance costs. At Serra
Grande, grade improvements helped boost production by 11% to 20,000oz. In Argentina, Cerro
Vanguardia’s production was unchanged at 48,000oz. Total cash costs rose 8% to $374/oz, still the lowest in the group, as silver recoveries declined and the mine absorbed inflationary pressure and the cost of the start-
up of the underground development project. In the U.S., Cripple Creek & Victor’s production slipped 27% to
56,000oz as planned, given the modified stacking plan which accelerated output in the first half of the year.
Total cash costs rose 6% to $495/oz.
FINANCIAL AND CORPORATE REVIEW
During the quarter, net proceeds of $1.53bn were raised in equal parts of a dual tranche capital raising comprising equity and a three-year mandatory convertible bond. These proceeds along with cash and debt facilities were deployed to eliminate all outstanding hedge commitments, a process of more than a month in duration, which was concluded on 7 October at an average price of $1,300/oz. The elimination of AngloGold
Ashanti’s residual hedge commitments (which totalled almost 12Moz at the beginning of 2008 and declined to 3.22Moz at 30 June) fulfils a crucial strategic objective by ending the practice of selling gold at discounts to market prices, thus improving future cash flows and earnings. This enhanced earning capacity should improve the company’s ability to fund an exciting pipeline of growth projects.
Of the $2.64bn in cash required to conclude this final restructuring of the hedge book, $1.58bn was spent in the third quarter to reduce commitments from 3.22Moz at 30 June to 1.37Moz at 30 September. The balance of $1.06bn will be reflected in the fourth quarter, during which the hedge was eliminated.
Adjusted headline earnings, excluding the accelerated hedge buy-back and related costs, increased 135% to
$303m, or 82 U.S. cents a share in the three months to 30 September, from $129m, or 35 U.S. cents the previous quarter. The stronger performance was due to the improved production performance and sales, higher gold price and prior-period tax credits and was achieved despite the stronger local operating currencies, winter power tariffs and annual wage increases in South Africa. The average gold price received during the quarter, excluding accelerated hedge buy-back costs, increased 4% to $1,141/oz.
During the quarter, the company generated free cash flow after all outflows (capital expenditure, interest, taxes and the 2010 interim dividend) of $119m. In addition, the proceeds from the Tau Lekoa sale received during the quarter amounted to $64m.
Turning to the balance sheet, major financing transactions were concluded during the last two quarters.
These include the two international rated bonds, new revolving credit facility (both of which were effected during the second quarter) and the dual-tranche equity and mandatory convertible bond, effected during the third quarter, to part-fund the elimination of the hedge book.
Following approval by the shareholders to settle the $789m mandatory convertible bond by the issue of up to a maximum of 18.14m shares, both S&P and Moody’s confirmed full equity treatment for this instrument and reaffirmed AngloGold Ashanti’s investment grade credit ratings. This instrument is therefore excluded from
Non-GAAP debt metrics.

The company recorded an adjusted headline loss of $1.18bn and a profit attributable to equity shareholders of $51m post the accelerated hedge close-out.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $253m during the quarter, of which $75m was spent on growth projects. Of the growth-related capital, $43m was spent in the Americas, $17m in Continental Africa,
$13m in South Africa and $2m in Australasia.
The bankable feasibility study for the Tropicana gold project (AngloGold Ashanti 70%, Independence Group
30%) was completed and subsequently approved for development by AngloGold Ashanti’s board. Detailed design will commence immediately, with construction of the access road and plant to follow early next year.
First gold is expected to be poured in the fourth quarter of 2013.Annual attributable production in the first three years is estimated at between 329,000oz and 343,000oz, with an average of 231,000oz to 245,000oz over the 10-year life. Total cash costs for the first three years are estimated at A$580/oz – A$600/oz
($568/oz – $588/oz at an exchange rate of $0.98/A$) and A$710 – A$730/oz ($696/oz – $715/oz) over the life of the project ($696 - $715/oz). Attributable capital expenditure has been estimated at A$508m –
A$543m ($498m – $532m), including escalation and pre-production operating costs.
The mine will use open-cut contract mining of the Tropicana and Havana pits using conventional drill-and-
blast and truck and excavator operations. The plant will have a throughput rate of 5.8Mt/a on hard rock ore.
The plant comminution circuit comprises two-stage crushing, high pressure grinding rolls, ball milling and a conventional CIL circuit.
Development of the remote project will require substantial supporting infrastructure, including construction of
220 km of new road, a sealed all-weather airstrip, a 550-person village and a water supply from underground sources about 50 km from the mine. In October, the scoping level economic study on open-cut mining of the
Boston Shaker prospect, located immediately to the north-east of the Tropicana resource, was completed and a feasibility study is now being carried out. This is scheduled for completion in mid 2011. Boston Shaker could potentially add 175,000oz to 350,000oz to life-of-mine production.
During the quarter drilling continued as part of the scoping study to assess the viability of underground mining of the Havana Deeps mineralisation. A hole completed after quarter end intersected the mineralised zone 1,028m below surface and approximately 2,100m down plunge of the open pit design. It is anticipated that a pre-feasibility study will be carried out at Havana Deeps in 2011.
Exploration drilling resumed in August at the La Colosa deposit in Colombia. The project team’s focus is on generating metallurgical samples and resource additions to this world-class project, located in Tolima
Department. Core from the first drill holes has been submitted for assay and the results are awaited. The pre-feasibility study on the project is expected to be completed in 2013. At the Gramalote project, in
Colombia’s Antioquia Department, AngloGold Ashanti, increased its stake in the joint venture with B2Gold to
51%, assumed operatorship and appointed a project manager. Exploration targeting was initiated for a fourth quarter start and a pre-feasibility study is expected to be completed on this emerging project in mid-2012.
In Brazil, detailed engineering for refurbishment of the São Bento plant at the Córrego do Sítio project remained on track for completion in January. Manufacturing of the autoclaves proceeded on schedule and construction and commissioning of the power lines to the plant was completed in August. Contractors completed ventilation raises in the underground mine.
At Cerro Vanguardia, mining the base of the existing pits from underground is designed to lower costs. A trial mine has been developed to provide data for the feasibility study that is expected to be approved by the end of the year before implementation of the project in 2011. This portion of the mine is expected to treat about
2.8Mt of ore at around 11g/t over its life which is expected to run to 2019. Basic engineering on the heap leach project at Cerro Vanguardia is substantially complete. Crushing and agglomeration plant has begun to arrive at site and is expected to be fully delivered by the end of December,

while the contractors to erect the plant have been identified. The pad construction contract has been awarded and mobilisation set for November. Production from the pad is expected in the second half of 2011.
At Cripple Creek & Victor, in the U.S., the first gold from the Mine Life Extension I project is roughly a year ahead of schedule and within its budget. The stacking of ore on the new liner started in October and first gold is expected in January. A pre-feasibility study on the Mine Life Extension II project has started and a full feasibility study is planned next year.
At Kibali, in the Democratic Republic of the Congo, the partners are currently working on updating the feasibility study, with the optimisation between the underground and open pit operations, finalisation of mining plans and sizing of the processing plant the key aspects planned for completion by the end of the year. Further, optimisation and refinement of the underground mine design and scheduling are expected to continue into 2011. Work on the resettlement plan is progressing well and considerable progress has been made on access roads to site. At Mongbwalu, the interim feasibility study on the project has been submitted to the government while the full study remains on track for delivery by March 2011.
EXPLORATION
Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $72m ($28m on brownfields, $19m on greenfields and $25m on pre-feasibility studies), compared with $72m the previous quarter ($26m on brownfields, $26m on greenfields and $20m on pre-
feasibility studies). The following are highlights from the company’s exploration activities during the quarter.
More detail on AngloGold Ashanti’s exploration programme can be found at www.anglogoldashanti.com.
About 98,000m of greenfields exploration drilling was completed at existing priority sites and used to delineate new targets in Australia, Canada, Guinea, Gabon, Colombia and the Solomon Islands. This compares with
82,500m in the previous quarter. Expenditure was $19m, compared to $26m in the second quarter. In
Australia, AngloGold Ashanti applied for 13,780km
2
of mineral exploration tenements in central Western
Australia to test for gold and copper mineralisation in a frontier exploration region known as the Cornelia
Range project. Exploration continued throughout the Tropicana joint venture tenement, with a focus on the adjacent Havana resource. The Havana Deeps prospect represents the extensions of the Havana mineralised system beyond the Havana Feasibility Study open pit. An underground scoping study, based on drill results returned to the end of July, commenced in August. Significant gold results returned during the quarter included 13m @ 6.11g/t Au from 417m, 12m @ 4.51g/t Au from 508m, 17m @ 4.42g/t Au from
491m, 12m @ 5.32g/t Au from 607m, and 10m @ 4.58g/t Au from 303m.
An open pit scoping study on the Boston Shaker deposit, immediately north of Tropicana, commenced during
August following test work completed over an 850m strike. Significant gold results returned during the reporting period included 18m @ 4.35g/t Au from 34m, 29m @ 3.67g/t Au from 307m, 22m @ 4.38g/t Au from 247m, 10m @ 5.01g/t Au from 135m, 14m @ 3.23g/t Au from 151m, and 14m @ 3.19g/t Au from 163m.
In the Americas, 5,500m was drilled at the Malrok and Kanosak prospects in Baffin Island, a joint venture with Commander Resources. At Malrok, a 19 hole programme included 3m @ 7.65g/t Au from 34m and 3m
@ 5.9g/t Au from 44m. Assays at Kanosak indicate strata-bound gold mineralisation within two layers of gently dipping siliceous meta-sedimentary rocks distributed over a regional area. Best results from the first drill programme include 9m @ 2.26g/t Au in the upper strata and a vein in the deeper layer assaying 1m @
22.5g/t Au. Additionally, prospecting work in the Kanosak area discovered two new areas of gold mineralisation: one between the Kanosak Main and Kanosak North prospects; and significantly, one located
500m to the northeast of the Kanosak North prospect, which extends the Kanosak structural corridor to at least 4km. Assay values from grab samples range from 1.3g/t Au to 226.3g/t Au. The highest grade sample, taken from an outcrop, contained abundant visible gold. In Colombia, work was carried out in three regions by AngloGold Ashanti, as well as in joint venture with Mineros S.A., where 4,000m was drilled in the Amalfi district.
In the Solomon Islands, exploration continued at the Kele and Mase joint ventures with XDM Resources. At
Kele, where work focused on the Vulu and Bopo prospects, trenching, sampling and 2,537m of diamond drilling was completed during the quarter. At Mase, geochemical sampling and 990m of diamond drilling was completed during the quarter. Drilling will continue at both projects until the end of the field year.

In Continental Africa, the feasibility study over Mongbwalu resource in the Democratic Republic of the
Congo remains on schedule for completion by the end of March 2011. A 5,000m diamond drilling campaign is planned for drill-testing regional targets in the Kilo area, while sediment and soil sampling and reconnaissance mapping is ongoing. In Mali, an AngloGold Ashanti review identified an opportunity to significantly improve the economics of the Deep Sulphide Project by converting mineralisation to the North of the main deposit. A conversion drilling programme commenced in September, with 8,372m RC drilling already completed and the programme still ongoing. In Guinea, regional exploration work around the existing
Siguiri mine on Blocks 2, 3 and 4 is ongoing with ground geophysics and drilling taking place throughout the year to test the various anomalies. The Saraya mineralised trend in Block 2 has been delineated further southwards for approximately 3km and further resource definition drilling is planned.
In the Middle East & North Africa, where AngloGold Ashanti works in joint venture with Thani Investments, sampling and mapping continued at the Wadi Kareem and Hodine concessions in Egypt. At Hodine, the
Hutite prospect returned encouraging results, with one rock chip sample returning 33m @ 4.37g/t Au
(including 8m @ 8.85g/t Au) in gabbro and ultramafic rocks. The prospect has a strike length of at least 2km and diamond drilling will commence in the fourth quarter. In Eritrea, Phase 1 exploration began at the
Kerkasha and Akordat North exploration licences and a 10,000 line km airborne EM survey will be flown in the fourth quarter. The Alliance maintains very active project generation activities in other parts of the MENA region.
In South Africa, surface drilling continued in the Project Zaaiplaats area. MMB5 deflection 7 advanced to a depth of 3,236m. The Vaal Reef was intersected at 3,116m and returned a value of 11.87g/t over a true width of 1m. Intersection drilling continues. MZA9 was stopped and the site cleared and rehabilitated. MGR8 progressed to a final depth of 3,337m after intersecting the Vaal reef at 3,116m. The reef intersection which was faulted and brecciated returned an assay value of 15.44g/t over a true width of 1m. Deflection drilling continues. The MGR6 borehole was recovered by use of a new generation downhole motor and drilling continues.
OUTLOOK
AngloGold Ashanti’s production for the full year is expected to be 4.5Moz. As flagged in previous quarters, production issues in Ghana and longer than expected shut down at Savuka have impacted 2010 production.
Total cash costs are expected to be $635/oz, assuming an average exchange rate of R7.34/$ and oil at
$80/barrel for the 12 month period. (When restated using the original foreign exchange assumption of
R7.70/$, this translates to $613/oz, within guidance).
Fourth quarter production is expected to be 1.140Moz at a total cash cost of $640/oz assuming an exchange rate of R7.25/$ to $675/oz assuming an exchange rate of R6.75/$, and oil at $80/barrel. In addition to the residual impact from the accelerated hedge close outs, as in prior years, fourth quarter results will be distorted by accounting adjustments relating to the reassessment of useful asset lives, rehabilitation, tax and inventory provisions.
Notes:
·  All references to price received include realised non-hedge derivatives.
·  All references to adjusted gross profit (loss) refers to gross profit (loss) adjusted for unrealised non-
    hedge derivatives and other commodity contracts and excludes hedge buy-back costs.
·  In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to AngloGold Ashanti.
·  Rounding of figures may result in computational discrepancies.

Review of the Gold Market
GOLD PRICE MOVEMENT AND INVESTMENT MARKETS
Gold price data
The gold price averaged 2% higher than the previous quarter at $1,226/oz. Whilst the European debt crisis supported the gold price in the second quarter, and powered prices to new highs in Euro terms, renewed fears over the US economy spurred the gold price to a record $1,315/oz on the last day of the third quarter.
The threat of a 'double-dip' recession and the prospect of further quantitative easing, renewed pressure on the US dollar. The spectre of deflation for some and inflation for others, has increased gold’s appeal as a safe haven. Consequently several analysts revised price forecasts higher.
Investment
Despite the gold price rally, the investment market has shown an increase of about 30% year-on-year. The
10 major ETFs continued to grow during the quarter and stood at more than 66Moz at quarter end. The surge in the value of global ETF holdings is notable, with a 40% increase in value year to date, representing some $87bn, of which about $60bn is in the US alone. The COMEX reflected a net long position of 32Moz and strong coin demand in the US continues to cause supply shortages. China has shown further positive growth in investment demand and leading bullion houses reported a steady uptick in gold bar sales. In India, bar and coin demand remained firm and gold imports reflected the recovery of the Indian gold market, with imports for July and August almost doubling to 157 tonnes from the 88 tonnes recorded for the same period last year. The Middle East experienced another flat quarter but there is increasing interest in bullion from high net worth individuals seeking to exploit price volatility or maintain the value of their savings.
Official sector
The first year of the third Central Bank Accord expired at the end of September, with 94 tonnes sold representing the lowest sales yet. Although International Monetary Fund sales are included under this arrangement, sales remain significantly below the 400 tonne quota. Much of the IMF sales have been absorbed by central banks themselves, with Bangladesh’s acquisition of 10 tonnes the latest sovereign to purchase directly from the IMF.
Jewellery
The Indian jewellery industry also continued to show strong signs of recovery, with jewellery sales at the end of August at 526 tonnes, compared to jewellery sales for the whole of 2009 amounting to 559 tonnes. The strong Rupee is softening the impact of the higher dollar gold price, with robust sales expected over the
Diwali festival. A good monsoon season will have put more money in the hands of the rural market over high demand season. In China, gold jewellery retail demand grew between 6% and 8% year on year. August and
September remain peak buying times, with festivals such as Teacher’s day, Moon Festival and National day spurring gold sales. Manufacturers using 18 carat (K-Gold) gold reported orders increasing by 12-20%, while
24 carat manufacturers saw gains of 8-10% year-on-year. In the Middle East, third-quarter jewellery demand got off to a good start with the wedding season in July stimulating sales, which were further bolstered by purchases from expatriates returning home with gold as gifts. However, the advent of Ramadan in August slowed consumption. In the US market, the high gold price and weak dollar took a further toll on the already frail jewellery market and demand was flat compared with the previous quarter.

Hedge position
As at 30 September 2010, AngloGold Ashanti had the following total outstanding commitments against future production.
The total ounces committed on this date was 1.37Moz or 43t (as at 30 June 2010: 3.22Moz or 100t) and the total net delta tonnage of the hedge on this date was 1.33Moz or 41t (at 30 June 2010: 3.06Moz or 95t).
The marked-to-market value of all hedge transactions making up the hedge positions in the table below was a negative
$0.98bn (negative R6.80bn) as at 30 September 2010 (at 30 June 2010: negative $2.41bn – negative R18.40bn). The value was based on a gold price of $1,309.85/oz, exchange rates of R6.96/$ and A$/$0.9666 and the prevailing market interest rates and volatilities at the time.
All hedge positions were eliminated by 7 October, 2010.
The following table indicates the group’s commodity hedge position at 30 September 2010:
Year
2010
2011
2012
2013
2014
2015
Total
US DOLLAR/GOLD
Forward contracts Amount (oz) 589,307 *(37,500) *(25,000) 526,807
US$/oz $554 *$534 *$641 $551
Put options sold Amount (oz) 213,965 148,000 85,500 60,500 60,500 568,465
US$/oz

$1,129
$623             $538            $440            $450
$763
Call options sold Amount (oz) 323,725 237,180 255,680 29,000 845,585
US$/oz $645 $591 $620 $670 $623
RAND/GOLD
Put options sold Amount (oz) 10,000 10,000
ZAR/oz R7,550 R7,550
** Total net gold: Delta (oz) (584,387) 37,727 (284,449) (229,676) (241,695) (26,954) (1,329,434)
Committed (oz) (589,307) 37,500 (298,725) (237,180) (255,680) (29,000) (1,372,392)
*
Represents a net long gold position and net short US Dollars and Rands resulting from both forward sales and purchases for the period.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes options formula with the ruling market prices, interest rates and volatilities as at
30 September 2010.
Fair value of derivative analysis by accounting designation at 30 September 2010:
Figures in millions
Non-hedge
accounted
Total
US Dollar
Commodity option contracts (586)
Forward sale commodity contracts (400)
Total hedging contracts
(986)
Embedded derivatives (1)
Warrants on shares 1
Option component of convertible bond (135)
Total derivatives
(1,121)
Credit risk adjustment
(30)
Total derivatives - before credit risk adjustment
(1,151)
Rounding of figures may result in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2010
2010
2009
2010
2009
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
10,668
9,918 8,806 29,040 22,447
Gold income
10,372
9,625 8,512 28,220 21,511
Cost of sales 3
(6,659)
(6,099) (6,168) (18,819) (17,001)
Loss on non-hedge derivatives and other
commodity contracts
4
(1,041)
(3,625) (11,216) (4,607) (9,228)
Gross profit (loss)
2,672
(99) (8,872) 4,794 (4,718)
Corporate administration and other expenses
(350)
(371) (264) (1,003) (916)
Market development costs
(26)
(21) (24) (67) (77)
Exploration costs
(440)
(391) (311) (1,108) (776)
Other operating expenses 5
(50)
(15) (36) (122) (137)
Special items 6
(424)
(89) (231) (686) 448
Operating profit (loss)
1,382
(986) (9,738) 1,808 (6,176)
Interest received
58
70 121 192 311
Exchange (loss) gain
(113)
(1) 25 (75) 326
Fair value adjustment on option component of
convertible bond
(166)
129 (60) 319 (183)
Finance costs and unwinding of obligations
7
(285)
(323) (305) (846) (879)
Fair value loss on mandatory convertible bond
(160)
- - (160) -
Share of equity accounted investments' profit
151
89 175 403 558
Profit (loss) before taxation
867
(1,022) (9,782) 1,641 (6,043)
Taxation
8
(318)
(264) 1,650 (1,140) 351
Profit (loss) for the period
549
(1,286) (8,132) 501 (5,692)
Allocated as follows:
Equity shareholders
443
(1,360) (8,245) 233 (5,940)
Non-controlling interests
106
74 113 268 248
549
(1,286) (8,132) 501 (5,692)
Basic profit (loss) per ordinary share (cents)
1
120
(371) (2,286) 63 (1,653)
Diluted profit (loss) per ordinary share (cents)
2
120
(371) (2,286) 63 (1,653)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2010
2010
2009
2010
2009
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
1,461
1,314 1,140 3,901 2,642
Gold income
1,420
1,275 1,101 3,791 2,533
Cost of sales 3
(911)
(810) (796) (2,529) (1,981)
Loss on non-hedge derivatives and other
commodity contracts
4
(152)
(486) (1,421) (625) (1,170)
Gross profit (loss)
357
(21) (1,116) 637 (618)
Corporate administration and other expenses
(48)
(49) (34) (135) (105)
Market development costs
(4)
(2) (3) (9) (9)
Exploration costs
(60)
(52) (40) (149) (91)
Other operating expenses 5
(7)
(2) (5) (16) (16)
Special items 6
(60)
(12) (31) (95) 55
Operating profit (loss)
178
(138) (1,229) 233 (784)
Interest received
8
9 16 26 36
Exchange (loss) gain
(16)
- 3 (11) 40
Fair value adjustment on option component of
convertible bond
(24)
17 (9) 40 (24)
Finance costs and unwinding of obligations
7
(39)
(43) (39) (114) (103)
Fair value loss on mandatory convertible bond
(22)
- - (22) -
Share of equity accounted investments' profit
21
11 22 54 64
Profit (loss) before taxation
106
(144) (1,236) 206 (771)
Taxation
8
(41)
(33) 209 (149) 57
Profit (loss) for the period
65
(177) (1,027) 57 (714)
Allocated as follows:
Equity shareholders
51
(187) (1,042) 20 (743)
Non-controlling interests
14
10 15 37 29
65
(177) (1,027) 57 (714)
Basic profit (loss) per ordinary share (cents)
1
14
(51) (289) 5 (207)
Diluted profit (loss) per ordinary share (cents)
2
14
(51) (289) 5 (207)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2010
2010
2009
2010
2009
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Profit (loss) for the period
549
(1,286) (8,132) 501 (5,692)
Exchange differences on translation of foreign
operations
(1,100)
373 325 (1,007) (2,027)
Share of equity accounted investments' other
comprehensive expense (income)
2
(4) - (2) -
Net gain (loss) on cash flow hedges
-
1 (142) - 8
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- 122 279 974
Hedge (effectiveness) ineffectiveness on
cash flow hedges
-
- (18) - 25
Realised gain (loss) on hedges of capital items
-
1 (35) 2 (14)
Deferred taxation thereon
(1)
- 17 (99) (250)
(1)
2 (56) 182 743
Net gain on available for sale financial assets
43
144 100 142 136
Release on disposal of available for sale
financial assets
-
(41) - (41) -
Deferred taxation thereon
-
12 (4) 13 (8)
43
115 96 114 128
Other comprehensive (expense) income
for the period net of tax
(1,056)
486 365 (713) (1,156)
p
(1,056)
486 365 (713) (1,156)
Total comprehensive expense for the
period net of tax
(507)
(800) (7,767) (212) (6,848)
Allocated as follows:
Equity shareholders
(613)
(874) (7,880) (480) (7,106)
Non-controlling interests
106
74 113 268 258
(507)
(800) (7,767) (212) (6,848)
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2010
2010
2009
2010
2009
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Profit (loss) for the period
65
(177) (1,027) 57 (714)
Exchange differences on translation of foreign
operations
151
(83) 74 90 362
Share of equity accounted investments' other
comprehensive expense (income)
1
(1) - - -
Net (loss) gain on cash flow hedges
-
- (15) - 1
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- 19 38 112
Hedge (effectiveness) ineffectiveness on
cash flow hedges
-
- (2) - 3
Realised loss on hedges of capital items
-
- (4) - (2)
Deferred taxation thereon
-
- 1 (13) (32)
-
- (1) 25 82
Net gain on available for sale financial assets
5
20 12 19 16
Release on disposal of available for sale
financial assets
-
(6) - (6) -
Deferred taxation thereon
-
2 (1) 2 (1)
5
16 11 15 15
Other comprehensive income (expense)
for the period net of tax
157
(68) 84 130 459
p
157
(68) 84 130 459
Total comprehensive income (expense)
for the period net of tax
222
(245) (943) 187 (255)
Allocated as follows:
Equity shareholders
206
(255) (958) 150 (285)
Non-controlling interests
16
10 15 37 30
222
(245) (943) 187 (255)
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
September
June
December
September
2010
2010
2009
2009
SA Rand million
Note
Unaudited Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
41,489
43,625 43,263 37,416
Intangible assets
1,296
1,272 1,316 1,315
Investments in associates and equity accounted joint ventures
4,329
4,559 4,758 1,890
Other investments
1,627
1,512 1,302 961
Inventories
2,268
2,422 2,508 2,550
Trade and other receivables
994
1,022 788 766
Derivatives
8
19 40 -
Deferred taxation
88
28 451 487
Cash restricted for use
214
345 394 380
Other non-current assets
92
102 63 30
52,405
54,906 54,883 45,795
Current assets
Inventories
5,860
6,061 5,102 4,997
Trade and other receivables
1,588
1,595 1,419 3,586
Derivatives
453
1,148 2,450 2,900
Current portion of other non-current assets
2
2 3 2
Cash restricted for use
84
106 87 121
Cash and cash equivalents
9,313
6,607 8,176 8,328
17,300
15,519 17,237 19,934
Non-current assets held for sale
114
653 650 642
17,414
16,172 17,887 20,576
TOTAL ASSETS
69,819
71,078 72,770 66,371
,
, , ,
EQUITY AND LIABILITIES
Share capital and premium 11
45,598
40,057 39,834 39,759
Retained earnings and other reserves
(19,159)
(18,414) (18,276) (21,601)
Non-controlling interests
916
939 966 848
Total equity
27,355
22,582 22,524 19,006
Non-current liabilities
Borrowings
17,363
12,556 4,862 12,512
Environmental rehabilitation and other provisions
3,332
3,459 3,351 3,530
Provision for pension and post-retirement benefits
1,187
1,189 1,179 1,280
Trade, other payables and deferred income
119
150 108 107
Derivatives
947
852 1,310 1,249
Deferred taxation
5,776
5,200 5,599 4,272
28,724
23,406 16,409 22,950
Current liabilities
Current portion of borrowings
1,864
185 9,493 1,867
Trade, other payables and deferred income
4,061
4,065 4,332 4,449
Derivatives
7,316
19,646 18,770 16,954
Taxation
499
1,134 1,186 1,079
13,740
25,030 33,781 24,349
Non-current liabilities held for sale
-
60 56 66
13,740
25,090 33,837 24,415
Total liabilities
42,464
48,496 50,246 47,365
TOTAL EQUITY AND LIABILITIES
69,819
71,078 72,770 66,371
Net asset value - cents per share
7,127
6,174 6,153 5,195
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
September
June
December
September
2010
2010
2009
2009
US Dollar million
Note
Unaudited Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
5,961
5,718 5,819 4,980
Intangible assets
186
167 177 175
Investments in associates and equity accounted joint ventures
622
598 640 252
Other investments
234
198 175 128
Inventories
326
317 337 339
Trade and other receivables
143
134 106 102
Derivatives
1
2 5 -
Deferred taxation
13
4 61 65
Cash restricted for use
31
45 53 51
Other non-current assets
13
13 8 4
7,530
7,196 7,381 6,096
Current assets
Inventories
842
794 686 665
Trade and other receivables
228
209 191 477
Derivatives
65
150 330 386
Current portion of other non-current assets
-
- - -
Cash restricted for use
12
14 12 16
Cash and cash equivalents
1,338
866 1,100 1,108
2,485
2,033 2,319 2,652
Non-current assets held for sale
17
86 87 85
2,502
2,119 2,406 2,737
TOTAL ASSETS
10,032
9,315 9,787 8,833
,
, , ,
EQUITY AND LIABILITIES
Share capital and premium 11
6,615
5,834 5,805 5,794
Retained earnings and other reserves
(2,817)
(2,998) (2,905) (3,378)
Non-controlling interests
132
123 130 113
Total equity
3,930
2,959 3,030 2,529
Non-current liabilities
Borrowings
2,495
1,646 654 1,665
Environmental rehabilitation and other provisions
479
453 451 470
Provision for pension and post-retirement benefits
170
156 159 170
Trade, other payables and deferred income
17
20 14 14
Derivatives
136
112 176 166
Deferred taxation
830
681 753 569
4,127
3,068 2,207 3,054
Current liabilities
Current portion of borrowings
268
24 1,277 249
Trade, other payables and deferred income
584
533 582 592
Derivatives
1,051
2,575 2,525 2,256
Taxation
72
148 159 144
1,975
3,280 4,543 3,241
Non-current liabilities held for sale
-
8 7 9
1,975
3,288 4,550 3,250
Total liabilities
6,102
6,356 6,757 6,304
TOTAL EQUITY AND LIABILITIES
10,032
9,315 9,787 8,833
Net asset value - cents per share
1,024
809 828 691
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2010
2010
2009
2010
2009
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
10,566
10,030 8,545 28,762 21,877
Payments to suppliers and employees
(7,105)
(6,992) (6,147) (20,737) (15,008)
Cash generated from operations
3,461
3,038 2,398 8,025 6,869
Dividends received from equity accounted investments
116
488 21 721 615
Taxation paid
(339)
(563) (234) (1,219) (998)
Cash utilised for hedge buy-back costs
(11,021)
- (6,315) (11,021) (6,315)
Net cash (outflow) inflow from operating activities
(7,783)
2,963 (4,130) (3,494) 171
Cash flows from investing activities
Capital expenditure
(1,771)
(1,600) (1,836) (4,638) (6,413)
Proceeds from disposal of tangible assets
468
4 43 488 7,216
Other investments acquired
(432)
(127) (328) (680) (521)
Acquisition of associates and equity accounted joint ventures
(48)
(99) - (219) (9)
Proceeds on disposal of associate
-
- - 4 -
Loans advanced to associates and equity accounted joint ventures
-
(6) - (22) -
Loans repaid from associates and equity accounted joint ventures
-
- - - 3
Proceeds from disposal of investments
280
127 258 461 484
Decrease (increase) in cash restricted for use
142
36 (16) 174 (110)
Interest received
57
56 129 173 316
Loans advanced
4
(1) - (33) (1)
Repayment of loans advanced
-
- 1 1 2
Net cash (outflow) inflow from investing activities
(1,300)
(1,610) (1,749) (4,291) 967
Cash flows from financing activities
Proceeds from issue of share capital
5,596
26 2,215 5,625 2,345
Share issue expenses
(113)
- (34) (113) (45)
Proceeds from borrowings
7,139
7,383 6,709 14,786 24,739
Repayment of borrowings
(21)
(7,263) (12,957) (9,926) (24,095)
Repayment of borrowings
(21)
(7,263) (12,957) (9,926) (24,095)
Finance costs paid
(46)
(301) (110) (422) (766)
Mandatory convertible bond transaction costs
(155)
- - (155) -
Dividends paid
(264)
(182) (253) (707) (431)
Net cash inflow (outflow) from financing activities
12,136
(337) (4,430) 9,088 1,747
Net increase (decrease) in cash and cash equivalents
3,053
1,016 (10,309) 1,303 2,885
Translation
(347)
245 869 (166) 5
Cash and cash equivalents at beginning of period
6,607
5,346 17,768 8,176 5,438
Cash and cash equivalents at end of period
9,313
6,607 8,328 9,313 8,328
Cash generated from operations
Profit (loss) before taxation
867
(1,022) (9,782) 1,641 (6,043)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
241
2,878 11,041 2,448 12,136
Amortisation of tangible assets
1,240
1,173 1,107 3,680 3,463
Finance costs and unwinding of obligations
285
323 305 846 879
Environmental, rehabilitation and other expenditure
53
(18) 33 66 22
Special items
542
86 231 796 (441)
Amortisation of intangible assets
4
4 4 11 14
Deferred stripping
237
324 (96) 765 (671)
Fair value adjustment on option component of convertible bond
166
(129) 60 (319) 183
Fair value loss on mandatory convertible bond
160
- - 160 -
Interest received
(58)
(70) (121) (192) (311)
Share of equity accounted investments' profit
(151)
(89) (175) (403) (558)
Other non-cash movements
88
9 23 118 (179)
Movements in working capital
(213)
(431) (232) (1,592) (1,625)
3,461
3,038 2,398 8,025 6,869
Movements in working capital
Decrease (increase) in inventories
306
(775) 104 (565) 817
Increase in trade and other receivables
(80)
(199) (125) (582) (332)
(Decrease) increase in trade and other payables
(439)
543 (211) (445) (2,110)
(213)
(431) (232) (1,592) (1,625)
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2010
2010
2009
2010
2009
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
1,441
1,332 1,104 3,859 2,561
Payments to suppliers and employees
(995)
(934) (741) (2,809) (1,694)
Cash generated from operations
446
398 363 1,050 867
Dividends received from equity accounted investments
25
63 5 104 82
Taxation paid
(47)
(75) (32) (164) (115)
Cash utilised for hedge buy-back costs
(1,550)
- (797) (1,550) (797)
Net cash (outflow) inflow from operating activities
(1,126)
386 (461) (560) 37
Cash flows from investing activities
Capital expenditure
(242)
(212) (239) (623) (737)
Proceeds from disposal of tangible assets
64
1 5 67 900
Other investments acquired
(58)
(17) (39) (91) (60)
Acquisition of associates and equity accounted joint ventures
(6)
(13) - (29) (1)
Proceeds on disposal of associate
-
- - - -
Loans advanced to associates and equity accounted joint ventures
-
(1) - (3) -
Loans repaid from associates and equity accounted joint ventures
-
- - - -
Proceeds from disposal of investments
38
17 31 62 56
Decrease (increase) in cash restricted for use
19
5 (2) 23 (11)
Interest received
8
7 17 23 37
Loans advanced
-
- - (4) -
Repayment of loans advanced
-
- - - -
Net cash (outflow) inflow from investing activities
(177)
(213) (227) (575) 184
Cash flows from financing activities
Proceeds from issue of share capital
790
3 287 793 301
Share issue expenses
(16)
- (5) (16) (6)
Proceeds from borrowings
1,011
995 784 2,040 2,745
Repayment of borrowings
(3)
(963) (1,573) (1,318) (2,708)
Repayment of borrowings
(3)
(963) (1,573) (1,318) (2,708)
Finance costs paid
(8)
(40) (16) (57) (88)
Mandatory convertible bond transaction costs
(22)
- - (22) -
Dividends paid
(37)
(24) (32) (96) (50)
Net cash inflow (outflow) from financing activities
1,715
(29) (555) 1,324 194
Net increase (decrease) in cash and cash equivalents
412
144 (1,243) 189 415
Translation
60
(11) 46 49 118
Cash and cash equivalents at beginning of period
866
733 2,305 1,100 575
Cash and cash equivalents at end of period
1,338
866 1,108 1,338 1,108
Cash generated from operations
Profit (loss) before taxation
106
(144) (1,236) 206 (771)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
43
387 1,398 336 1,481
Amortisation of tangible assets
170
156 143 494 400
Finance costs and unwinding of obligations
39
43 39 114 103
Environmental, rehabilitation and other expenditure
8
(2) 5 9 3
Special items
76
11 31 110 (54)
Amortisation of intangible assets
-
- 1 1 2
Deferred stripping
32
43 (13) 103 (75)
Fair value adjustment on option component of convertible bond
24
(17) 9 (40) 24
Fair value loss on mandatory convertible bond
22
- - 22 -
Interest received
(8)
(9) (16) (26) (36)
Share of equity accounted investments' profit
(21)
(11) (22) (54) (64)
Other non-cash movements
13
1 3 17 (24)
Movements in working capital
(58)
(60) 21 (242) (122)
446
398 363 1,050 867
Movements in working capital
Increase in inventories
(63)
(55) (12) (151) (120)
Increase in trade and other receivables
(34)
(17) (25) (95) (100)
Increase in trade and other payables
39
12 58 4 98
(58)
(60) 21 (242) (122)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
Non-
capital &
capital
Retained
hedge
sale
(losses)   translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at December 2008 37,336 799 (22,765) (1,008) (18) (347) 8,959 22,956 790 23,746
(Loss) profit for the period (5,940) (5,940) 248 (5,692)
Comprehensive income (expense) 733 128 (2,027) (1,166) 10 (1,156)
Total comprehensive (expense) income                       -                     -            (5,940)                733                 128                      -            (2,027)            (7,106)               258            (6,848)
Shares issued
2,423
2,423 2,423
Share-based payment for share awards 120 120 120
Dividends paid (392) (392) (392)
Dividends of subsidiaries - (43) (43)
Translation (23) 138 43 (3) 2 157 (157) -
Balance at September 2009
39,759 896 (28,959) (232) 107 (345) 6,932 18,158 848 19,006
Balance at December 2009
39,834
1,194
(25,739)
(174)
414
(285)
6,314
21,558
966
22,524
Profit for the period
233
233
268
501
Comprehensive (expense) income
(2)
182
114
(1,007)
(713)
(713)
Total comprehensive (expense) income                     -                      (2)               233                 182                 114                      -           (1,007)              (480)                 268              (212)
Shares issued
5,764
5,764
5,764
Share-based payment for share awards
45
45
45
Dividends paid
(492)
(492)
(492)
Dividends of subsidiaries
-
(274)
(274)
Transfers to other reserves
25
(25)
-
-
Translation
(15)
89
1
(31)
44
(44)
-
Balance at September 2010
45,598
1,247
(25,909)
(16)
497
(285)
5,307
26,439
916
27,355
US Dollar million
Balance at December 2008
5,485
85 (2,361) (107) (2) (37) (635) 2,428 83 2,511
(Loss) profit for the period (743) (743) 29 (714)
Comprehensive income 81 15 362 458 1 459
Total comprehensive (expense) income                     -                      -                 (743)                  81                   15                     -                 362               (285)                  30               (255)
Shares issued
309
309 309
Share-based payment for share awards 14 14 14
Dividends paid (45) (45) (45)
Dividends of subsidiaries - (5) (5)
Translation
20 (12) (5) 1 (9) (5) 5 -
Balance at September 2009
5,794 119 (3,161) (31) 14 (46) (273) 2,416 113 2,529
Balance at December 2009
5,805
161
(2,744)
(23)
56
(38)
(317)
2,900
130
3,030
Profit for the period
20
20
37
57
Comprehensive income
25
15
90
130
130
Total comprehensive income
-                      -                    20                    25                  15                      -                   90                 150                   37                 187
Shares issued
811
811
811
Share-based payment for share awards
6
6
6
Dividends paid
(67)
(67)
(67)
Dividends of subsidiaries
-
(37)
(37)
Transfers to other reserves
3
(3)
-
-
Translation
9
(7)
(1)
(3)
(2)
2
-
Balance at September 2010
6,615
179
(2,798)
(2)
71
(41)
(227)
3,798
132
3,930
Rounding of figures may result in computational discrepancies.

Segmental reporting
for the quarter and nine months ended 30 September 2010
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited    Unaudited
Unaudited
Unaudited    Unaudited    Unaudited    Unaudited    Unaudited    Unaudited
Gold income
South Africa
4,633
3,842 3,970 11,558 10,156
634
509 516 1,553 1,201
Continental Africa
3,490
3,378 2,822 9,950 7,802
478
448 362 1,336 911
Australasia
711
847 449 2,403 971
98
113 58 323 108
Americas
2,082
2,168 1,872 6,129 4,729
285
287 243 822 560
10,916
10,235 9,112 30,039 23,659
1,495
1,356 1,178 4,035 2,780
Equity accounted investments
included above
(544)
(610) (600) (1,819) (2,148)
(75)
(81) (77) (244) (247)
10,372
9,625 8,512 28,220 21,511
1,420
1,275 1,101 3,791 2,533
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited   Unaudited
Unaudited
Unaudited    Unaudited    Unaudited    Unaudited    Unaudited     Unaudited
Gross profit (loss)
South Africa
2,742
(14) (4,990) 3,525 (2,020)
375
(4) (628) 479 (287)
Continental Africa
(573)
(433) (1,707) (192) (902)
(86)
(61) (215) (36) (106)
Australasia
(992)
76 (1 164) (940) (1 356)
(139)
10 (147) (132) (172)
AngloGold Ashanti implemented IFRS 8 “Operating Segments” with effect from 1 January 2009. AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). As a result of changes in the management structure and reporting from 1 January
2010, the CODM has changed its reportable segments. Individual members of the Executive Management team are responsible for geographic regions of the business. Comparative information has been presented on a consistent basis. Navachab which was previously included in
Southern Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa.
Quarter ended
Nine months ended
SA Rand million
Quarter ended
Nine months ended
SA Rand million
US Dollar million
Quarter ended
Nine months ended
Quarter ended
Nine months ended
US Dollar million
Australasia
(992)
76 (1,164) (940) (1,356)
(139)
10 (147) (132) (172)
Americas
1,636
436 (756) 2,981 391
226
56 (93) 403 43
Corporate and other
28
89 15 158 156
4
11 2 21 18
2,841
154 (8,601) 5,532 (3,730)
380
13 (1,081) 736 (504)
Equity accounted investments
included above
(168)
(253) (271) (738) (989)
(23)
(34) (35) (99) (113)
2,672
(99) (8,872) 4,794 (4,718)
357
(21) (1,116) 637 (618)
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited    Unaudited
Unaudited
Unaudited    Unaudited    Unaudited    Unaudited    Unaudited    Unaudited
Adjusted gross profit excluding
hedge buy-back costs
South Africa
1,374
1,168 881 2,929 3,676
189
154 115 394 420
Continental Africa
795
768 660 2,343 1,936
109
102 85 315 227
Australasia
(38)
1 85 (62) 415
(5)
- 11 (8) 49
Americas
979
950 834 2,700 2,285
134
126 108 362 270
Corporate and other
28
88 15 158 156
4
11 2 21 19
3,137
2,975 2,476 8,067 8,468
431
393 321 1,084 985
Equity accounted investments
included above
(168)
(253) (271) (738) (989)
(23)
(34) (35) (99) (113)
2,969
2,723 2,205 7,329 7,480
408
359 287 986 871
Rounding of figures may result in computational discrepancies.
Quarter ended
Nine months ended
US Dollar million SA Rand million
Quarter ended
Nine months ended

Segmental reporting (continued)
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited    Unaudited
Unaudited
Unaudited    Unaudited    Unaudited    Unaudited    Unaudited    Unaudited
Gold production
(1)
South Africa
14,859
13,919 14,504 40,726 42,491
478
447 466 1,309 1,366
Continental Africa
11,600
11,525 12,664 34,768 36,297
373
371 407 1,118 1,167
Australasia
2,894
2,692 3,176 9,138 9,145
93
87 102 294 294
Americas
6,776
6,876 6,580 20,082 18,349
218
221 211 646 590
36,129
35,011 36,925 104,714 106,282
1,162
1,126 1,187 3,367 3,417
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited    Unaudited
Unaudited
Unaudited    Unaudited    Unaudited    Unaudited    Unaudited    Unaudited
Capital expenditure
South Africa
731
746 865 2,087 2,297
100
99 108 280 264
Continental Africa
439
377 370 1,022 1,144
60
50 48 137 131
Australasia
72
81 61 219 1,539
10
11 8 29 169
Americas
604
491 520 1,488 1,420
82
65 65 200 164
Corporate and other
9
8 26 25 51
1
1 3 3 6
1,855
1,703 1,842 4,841 6,451
253
226 232 650 734
Equity accounted investments
included above
(84)
(102) (5) (203) (37)
(11)
(14) (1) (27) (4)
1,771
1,600 1,836 4,638 6,413
242
212 231 623 729
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2010
2010
2009
2009
2010
2010
2009
2009
SA Rand million US Dollar million
kg
Nine months ended
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Quarter ended
oz (000)
Unaudited    Unaudited
Unaudited
Unaudited    Unaudited    Unaudited    Unaudited    Unaudited
Total assets
South Africa
16,394
17,080 17,061 17,206
2,356
2,238 2,295 2,290
Continental Africa
26,896
29,671 29,401 21,188
3,864
3,889 3,954 2,820
Australasia
3,466
3,374 4,494 6,728
498
442 604 895
Americas
13,918
14,939 14,642 14,063
2,000
1,958 1,969 1,872
Corporate and other
9,667
6,565 7,740 7,688
1,389
860 1,042 1,024
70,341
71,629 73,337 66,873
10,107
9,388 9,864 8,900
Equity accounted investments
included above
(522)
(551) (567) (502)
(75)
(72) (77) (67)
69,819
71,078 72,770 66,371
10,032
9,315 9,787 8,833
(1)
Gold production includes equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million

Notes
for the quarter and nine months ended 30 September 2010
1.      Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2010, where applicable. Effective 1 January 2010 the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2010.
2.      Revenue
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
         Jun
         Sep          Sep          Sep          Sep         Jun
         Sep
         Sep
         Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited Unaudited Unaudited  Unaudited  Unaudited  Unaudited Unaudited  Unaudited  Unaudited Unaudited
SA Rand million US Dollar million
Gold income
10,372
9,625 8,512 28,220 21,511
1,420
1,275 1,101 3,791 2,533
By-products (note 3)
224
223 173 614 625
31
29 23 83 73
Royalties received
15
- - 15 -
2
- - 2 -
Interest received
58
70 121 192 311
8
9 16 26 36
10,668
9,918 8,806 29,040 22,447
1,461
1,314 1,140 3,901 2,642
3.
Cost of sales
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
         Jun
         Sep          Sep           Sep         Sep           Jun
         Sep
         Sep
         Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
Cash operating costs
(5,220)
(4,969) (4,793) (14,964) (13,903)
(715)
(659) (618) (2,011) (1,615)
Insurance reimbursement
37
85 - 123 -
5
11 - 16 -
By-products revenue (note 2)
224
223 173 614 625
31
29 23 83 73
(4,959)
(4,661) (4,620) (14,227) (13,278)
(679)
(619) (595) (1,912) (1,542)
Royalties
(282)
(246) (190) (717) (519)
(39)
(32)          (24)          (96)           (60)
Other cash costs
(43)
(48)          (32)
(128) (92)
(6)
(7)           (5)           (18)           (11)
Total cash costs
(5,284)
(4,955) (4,842) (15,072) (13,888)
(724)
(658) (624) (2,026) (1,613)
Retrenchment costs
(23)
(26)          (17)
(102) (71)
(3)
(4)           (2)           (14)            (8)
Rehabilitation and other non-cash
costs
(106)
(36)          (96)
(228) (187)
(15)
(5)          (12)          (31)           (22)
Production costs
(5,414)
(5,017) (4,955) (15,401) (14,147)
(741)
(666) (638) (2,070) (1,643)
Amortisation of tangible assets
(1,240)
(1,173) (1,107) (3,680) (3,463)
(170)
(156)         (143)        (494)         (400)
Amortisation of intangible assets
(4)
(4)           (4)
(11) (14)
-
-
(1)            (1)            (2)
Total production costs
(6,658)
(6,193) (6,066) (19,093) (17,624)
(912)
(822) (781) (2,566) (2,045)
Inventory change
(1)
94 (102) 274 622
1
13 (14) 38 65
(6,659)
(6,099) (6,168) (18,819) (17,001)
(911)
(810)         (796)
(2,529) (1,981)
4.
Loss on non-hedge derivatives and other commodity contracts
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited Unaudited   Unaudited Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
(745)
(803)         (139)
(2,072)
2,970        (101)
(107)          (19)
(277)           319
Loss on hedge buy-back costs
(11,639)
- (6,315) (11,639) (6,315)
(1,637)
- (797) (1,637) (797)
Gain (loss) on unrealised non-
hedge derivatives
11,343
(2,822)       (4,762)
9,104       (5,883)
1,586
(380)         (606)        1,289
(692)
(1,041)
(3,625)     (11,216)
(4,607) (9,228)
(152)
(486)       (1,421)        (625)      (1,170)
Rounding of figures may result in computational discrepancies.

5.
Other operating expenses
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010           2009           2010           2009            2010             2010           2009            2010            2009
Unaudited     Unaudited    Unaudited     Unaudited     Unaudited     Unaudited     Unaudited      Unaudited    Unaudited     Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
(24)
(24) (24) (72) (73)
(3)
(3)              (3)              (10)                (9)
Claims filed by former employees in respect
of loss of employment, work-related
accident injuries and diseases,
governmental fiscal claims and costs of old
tailings operations
(26)
9              (11)
(50) (62)
(4)
1
(2)               (6)                (7)
Miscellaneous
-
-                (1)
-                 (2)
-
- - - -
(50)
(15) (36) (122) (137)
(7)
(2)               (5)             (16)             (16)
6.     Special items
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
SA Rand million US Dollar million
Indirect tax (expenses) reimbursement
-
(35)
11               (79)
21
-
(5)                   1
(10)                  3
Mandatory convertible bond issue discount,
underwriting and professional fees
(401)
-                    -
(401) -
(56)
- - (56) -
Net impairments of tangible assets (note 9)
(92)
(62) (94) (235) (94)
(13)
(8)            (13)             (32)                (13)
Recovery (loss) on consignment stock
39
-                     7                39
(109)
5
- 1 5 (14)
Impairment of debtors
(4)
(19)
-               (56)
(65)
(1)
(2) - (8) (6)
Contract termination fee at Geita Gold Mine
-
(4)
-                (8)
- -
- - (1) -
Insurance claim recovery
93
10                    -
103                   7
14
1 - 15 1
Royalties received
15
-                     -
15                   -                    2
- - 2 -
Net (loss) profit on disposal and
abandonment of land, mineral rights,
tangible assets and exploration properties
(note 9)
(74)
(24) (156) (64) 689
(10)
(3)            (21)                (9)                 84
Profit on disposal of investment (note 9)
-
45                    -                    -                   -                     -
6 - - -
(424)
(89) (231) (686) 448
(60)
(12)            (31)              (95)                 55
7.
Finance costs and unwinding of obligations
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited      Unaudited    Unaudited
SA Rand million US Dollar million
Finance costs
(189)
(245) (214) (575) (656)
(26)
(33)           (27)               (78)              (77)
Unwinding obligation, accretion on
convertible bond and other discounts
(96)
(78) (92) (271) (223)
(13)
(10)           (12)               (36)              (26)
(285)
(323) (305) (846) (879)
(39)
(43)           (39)             (114)
(103)
8.      Taxation
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited      Unaudited     Unaudited    Unaudited     Unaudited      Unaudited     Unaudited     Unaudited    Unaudited
SA Rand million US Dollar million
South African taxation
Mining tax
84
(84)
14                     -
(93)
13
(11) 2 2 (11)
Non-mining tax
71
(35)
77              (59)
(79)
10
(5)               10                (7)                  (9)
Over (under) provision prior year
618
(12) (12)
  594              (40)
87
(2)               (2)                84
                (5)
Deferred
taxation:
Temporary differences
1,311
(122) (44)
1,297            (355)
184
(15)               (6)
183
              (36)
Unrealised non-hedge derivatives and
other commodity contracts
(2,152)
420           1,317       (1,892)
1,247           (301)
56 167 (267) 154
Change in estimated deferred tax rate
(7)
(22)
-                     -                  -
(1)
(3) - - -
(76)
146           1,353             (60)
680
(7)
21 171 (5) 93
Foreign taxation
Normal taxation
(358)
(315) (262) (1,011) (777)
(49)
(42)             (34)
(136)            (93)
Over (under) provision prior year
29
(60) (27) (29) (41)
4
(8)               (4)                 (4)              (5)
Deferred
taxation:
Temporary differences
87
(13)
393              (18)
190                  12
(1)                51
                 (1)              25
Unrealised non-hedge derivatives and
other commodity contracts
-
(23)
193              (23)
299
-
(3)               24
                 (3)              38
(242)
(410)
297        (1,080)
(329)
(33)
(54)               38
(145)           (36)
(318)
(264)
1,650        (1,140)
351
(41)
(33)             209
            (149)             57
Rounding of figures may result in computational discrepancies.

9.
Headline earnings (loss)
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep
            Jun             Sep              Sep            Sep             Sep             Jun
            Sep
            Sep
           Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited    Unaudited      Unaudited     Unaudited    Unaudited      Unaudited     Unaudited     Unaudited     Unaudited
SA Rand million US Dollar million
The profit (loss) attributable to equity
shareholders has been adjusted by the
following to arrive at headline earnings
(loss):
Profit (loss) attributable to equity
shareholders
443
(1,360) (8,245)
233     (5,940)
51
(187)    (1,042)
20       (743)
Net impairments of tangible assets (note 6)
92
62            94         235           94           13
8 13 32 13
Net loss (profit) on disposal and
abandonment of land, mineral rights,
tangible assets and exploration
properties (note 6)
74
24           156          64        (689)
10
3 21 9 (84)
Insurance claim recovery for infrastructure
-
-               -            -
(7)
-
- - - (1)
Profit on disposal of investment (note 6)
-
(45)
  -             -             -              -
(6) - - -
Net (reversal) impairment of investment in
associates and joint ventures
(74)
15            (2)
(40)
3          (10)
2 - (6) -
Special items of associates
(7)
-              -
(7) -
(1)
- - (1) -
Taxation on items above - current portion
-
3          (48)
4          156
-
- (6) - 19
Taxation on items above - deferred portion
(51)
(14) (22) (87) (54)
(7)
(2)           (3)         (12)           (7)
476
(1,315) (8,068)
402      (6,437)
55
(181)     (1,018)
43        (803)
Cents per share
(1)
Headline earnings (loss)
129
(359) (2,237)
109     (1,791)
15
(49)        (282)           12       (223)
(1)
Calculated on the basic weighted average number of ordinary shares.
10. Number of shares
Quarter ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000     600,000,000     600,000,000    600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000        4,280,000         4,280,000       4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000        2,000,000         2,000,000       2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000        5,000,000         5,000,000       5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
380,966,077
362,752,860     362,003,085      380,966,077   362,003,085
E ordinary shares in issue
2,837,150
3,005,932        3,832,568         2,837,150       3,832,568
Total ordinary shares:
383,803,227
365,758,792     365,835,653      383,803,227   365,835,653
A redeemable preference shares
2,000,000
2,000,000        2,000,000          2,000,000      2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896 778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
364,556,377
362,530,946     356,194,586      363,135,881   354,685,548
E ordinary shares
2,954,409
3,235,727        3,848,172          3,305,316      3,894,634
Fully vested options
905,619
1,017,064           622,613          1,100,186         774,457
Weighted average number of shares
368,416,405
366,783,737     360,665,371       367,541,383   359,354,639
Dilutive potential of share options
1,113,099
- -
1,158,835
-
Diluted number of ordinary shares
(1)
369,529,504
366,783,737     360,665,371       368,700,218   359,354,639
(1)
The basic and diluted number of ordinary shares is the same for the June 2010 quarter, September 2009 quarter and nine months ended September
2009 as effects of shares for performance related options are anti-dilutive.
11.
Share capital and premium
As at
As at
Sep          Jun           Dec           Sep          Sep
         Jun
          Dec
          Sep
2010
2010
2009
2009
2010
2010
2009
2009
Unaudited
Unaudited
Audited       Unaudited        Unaudited      Unaudited
Audited       Unaudited
SA Rand million US Dollar million
Balance at beginning of period
40,662
40,662           38,246         38,246              5,935
5,935 5,625 5,625
Ordinary shares issued
5,733
210             2,438            2,409                 806
28 312 308
E ordinary shares cancelled
(85)
(64) (22) (17)
(12)
(9)                (2)                   (2)
Sub-total
46,310
  40,808         40,662           40,638             6,729
  5,954
5,935 5,931
Redeemable preference shares held within the group
(313)
(313) (313) (313)
(53)
(53)              (53)                (53)
Ordinary shares held within the group
(181)
(199) (212) (258)
(28)
(31)              (32)                (38)
E ordinary shares held within the group
(218)
(239) (303) (308)
(33)
(36)              (45)                (45)
Balance at end of period
45,598
40,057          39,834          39,759              6,615
5,834 5,805 5,794
Rounding of figures may result in computational discrepancies.

12.     Exchange rates
Sep                           Jun                           Dec                        Sep
2010
2010
2009                       2009
Unaudited
Unaudited
Unaudited               Unaudited
ZAR/USD average for the year to date
7.45
7.52
8.39                        8.70
ZAR/USD average for the quarter
7.31
7.54
7.47                        7.77
ZAR/USD closing
6.96
7.63
7.44                        7.51
ZAR/AUD average for the year to date
6.68
6.71
6.56                        6.48
ZAR/AUD average for the quarter
6.61
6.65
6.80                        6.47
ZAR/AUD closing
6.73
6.38
6.67                        6.62
BRL/USD average for the year to date
1.78
1.80
2.00                        2.08
BRL/USD average for the quarter
1.75
1.79
1.74                        1.87
BRL/USD closing
1.69
1.80
1.75                        1.77
ARS/USD average for the year to date
3.89
3.87
3.73                        3.70
ARS/USD average for the quarter
3.94
3.90
3.81                        3.83
ARS/USD closing
3.96
3.93
3.80                        3.84
13.     Capital commitments
Sep
Jun
Dec
Sep
Sep           Jun         Dec            Sep
2010
2010
2009
2009
2010          2010        2009           2009
Unaudited  Unaudited
Audited  Unaudited  Unaudited  Unaudited
Audited   Unaudited
SA Rand million
US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
(1)
1,624
1,809
976
1,096
233
237           131           146
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments.
14.    Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 September 2010 are detailed below:
Contingencies and guarantees
SA Rand million US Dollar million
Contingent liabilities
Groundwater pollution
(1)
- -
Deep groundwater pollution – South Africa
(2)
- -
Sales tax on gold deliveries – Brazil
(3)
590 85
Other tax disputes – Brazil
(4)
226 32
Indirect taxes – Ghana
(5)
69 10
Contingent assets
Royalty – Boddington Gold Mine
(6)
Royalty – Tau Lekoa Gold Mine
(7)
-
-
-
-
Financial Guarantees
Oro Group (Pty) Limited
(8)
100 14
985
141
Rounding of figures may result in computational discrepancies.

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)    Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)    Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold
Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)    Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of
Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração Ltda.
manages the operation and its attributable share of the first assessment is approximately $53m. In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the attributable share of the assessment is approximately $32m. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)    Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $9m.
AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $23m.
(5)     Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $10m during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)     Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R763m. Royalties of $2m, R13m were received during the quarter.
(7)    Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a further 1.4m ounces by the Tau Lekoa Gold Mine; and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.4m ounces upon which the royalty is payable.
The Royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the
Tau Lekoa assets.
(8)     Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $14m, R100m. The suretyship agreements have a termination notice period of 90 days.

15.     Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•
Reimbursable value added tax due from the Tanzanian government amounts to $48m at 30 September 2010
(30 June 2010: $47m). The last audited value added tax return was for the period ended 31 July 2010 and at the reporting date the audited amount was $47m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•
Reimbursable fuel duties from the Tanzanian government amounts to $55m at 30 September 2010 (30 June
2010: $49m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $42m have been lodged with the Customs and Excise authorities, whilst claims for refund of $13m have not yet been lodged.
The outstanding amounts have been discounted to their present value at a rate of 7.82%.
16.    Subsequent events
On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. The company will now sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.
The additional cost of closing out all future hedge contracts and related costs amounted to approximately $2.78bn. The average buy-back price was $1,300 per ounce for this final tranche of the hedge restructure. The cost will be reflected in adjusted headline earnings for the last two quarters of 2010.
AngloGold Ashanti Limited, through its wholly-owned offshore subsidiary, has realised net proceeds of C$70m from the sale of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corporation. This stake, equivalent to about 10.17% of B2Gold's outstanding shares, was sold on 9 November 2010 in an orderly fashion, after the markets closed.
17.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
18.    Announcements
On 21 July 2010, AngloGold Ashanti announced the finalisation of the sale of its Tau Lekoa mine. The terms of the sale of the Tau Lekoa mine together with the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg (“Tau
Lekoa”) to Simmer & Jack Mines Limited ("Simmers") was announced on 17 February 2009 by AngloGold Ashanti.
The sale was concluded effective 1 August 2010, following the transfer of the mineral rights of Tau Lekoa to
Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers, on 20 July 2010. The selling price of
R600m was payable in two tranches, R450m was paid in cash on 4 August 2010 with the remaining R150m, which was subject to certain offset adjustments, was settled on 1 November through the cash payment of R1,843,473 and the issue of 30,612,245 Simmers shares .
On 12 August 2010, AngloGold Ashanti announced that it has entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold retains its 51% interest in the
Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to
date was managed by B2Gold, which will retain its 49% interest in the Gramalote Joint Venture.
On 15 September 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and a mandatory convertible offering which was followed by an announcement on 16 September 2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5% of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750
Mandatory Convertible Subordinated Bonds due 15 September 2013. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.
On 7 October 2010, AngloGold Ashanti announced the elimination of its gold hedge book.

19.   Dividend
Interim Dividend No. 108 of 65 South African cents or 5.72297 UK pence or 12.66 cedis per ordinary share was paid to registered shareholders on 10 September 2010, while a dividend of 2.002 Australian cents per CHESS
Depositary Interest (CDI) was paid on the same day. On 13 September 2010, holders of Ghanaian Depositary
Shares (GhDSs) were paid 0.1266 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and
100 GhDSs represents one ordinary share. A dividend of 9.0034 US cents per American Depositary Share (ADS)
was paid to holders of American Depositary Receipts (ADRs) on 20 September 2010. Each ADS represents one ordinary share.
Interim Dividend No. E8 of 32.5 South African cents was paid to holders of E ordinary shares on 10 September
2010, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
9 November 2010

Non-GAAP disclosure
A
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline earnings (loss) (note 9)
476
(1,315) (8,068) 402 (6,437)
55
(181) (1,018) 43 (803)
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(11,343)
2,822 4,762 (9,104) 5,883
(1,586)
380 606 (1,289) 692
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 8)
2,152
(398) (1,510) 1,915 (1,546)
301
(53) (191) 270 (191)
Fair value adjustment on option component of convertible bond
166
(129) 60 (319) 183
24
(17) 9 (40) 24
Fair value loss on mandatory convertible bond
160
- - 160 -
22
- - 22 -
Adjusted headline (loss) earnings
(1)
(8,389)
980 (4,757) (6,947) (1,917)
(1,184)
129 (596) (993) (279)
Hedge buy-back and related costs net of taxation
10,573
- 6,006 10,573 6,006
1,487
- 758 1,487 758
Adjusted headline earnings excluding hedge buy-back costs
(1)
2,184
980 1,249 3,626 4,089
303
129 162 494 479
Cents per share
(2)
Adjusted headline (loss) earnings
(1)
(2,277)
267 (1,319) (1,890) (533)
(321)
35 (165) (270) (78)
Adjusted headline earnings excluding hedge buy-back costs
(1)
593
267 346 987 1,138
82
35 45 134 133
(1)
-
-
-
-
-
-
-
-
-
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Adjusted headline (loss) earnings
Quarter ended
Nine months ended
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bond;
Nine months ended
US Dollar million
Quarter ended
During the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor
International Ltd. (NIL), uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m were accelerated and settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009;
In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in 2010;
The unrealised fair value change on the onerous uranium contracts; and
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline (loss) earnings is intended to illustrate earnings after adjusting for:
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
The unrealised fair value change of the warrants on shares and the embedded derivative.
(2)
B
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit (loss) to adjusted gross
(loss) profit:
(1)
Gross profit (loss)
2,672
(99) (8,872) 4,794 (4,718)
357
(21) (1,116) 637 (618)
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(11,343)
2,822 4,762 (9,104) 5,883
(1,586)
380 606 (1,289) 692
Adjusted gross (loss) profit
(1)
(8,670)
2,723 (4,110) (4,310) 1,165
(1,229)
359 (510) (652) 74
Hedge buy-back costs (note 4)
11,639
- 6,315 11,639 6,315
1,637
- 797 1,637 797
Adjusted gross profit excluding hedge buy-back costs
(1)
2,969
2,723 2,205 7,329 7,480
408
359 287 986 871
C
Price received
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
10,372
9,625 8,512 28,220 21,511
1,420
1,275 1,101 3,791 2,533
Adjusted for non-controlling interests
(294)
(275) (310) (853) (748)
(40)
(36) (40) (115) (88)
10,078
9,350 8,202 27,367 20,763
1,380
1,239 1,061 3,676 2,445
(Loss) gain on realised non-hedge derivatives (note 4)
(745)
(803) (139) (2,072) 2,970
(101)
(107) (19) (277) 319
Hedge buy-back costs (note 4)
(11,639)
- (6,315) (11,639) (6,315)
(1,637)
- (797) (1,637) (797)
Associate's and equity accounted joint ventures share
of gold income including realised non-hedge derivatives
544
609 600 1,819 2,148
74
81 77 244 247
Attributable gold income including realised non-hedge
derivatives
(1,762)
9,156 2,348 15,475 19,566
(284)
1,213 323 2,006 2,214
Attributable gold sold - kg / - oz (000)
36,894
34,447 38,435 104,340 105,478
1,186
1,108 1,236 3,355 3,391
Revenue price per unit - R/kg / - $/oz
(47,750)
265,806 61,095 148,314 185,498
(239)
1,095 261 598 653
Attributable gold income including realised non-hedge
derivatives as above
(1,762)
9,156 2,348 15,475 19,566
(284)
1,213 323 2,006 2,214
Hedge buy-back costs (note 4)
11,639
- 6,315 11,639 6,315
1,637
- 797 1,637 797
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs
9,877
9,156 8,663 27,114 25,880
1,353
1,213 1,120 3,643 3,011
Attributable gold sold - kg / - oz (000)
36,894
34,447 38,435 104,340 105,478
1,186
1,108 1,236 3,355 3,391
Revenue price per unit normalised for hedge buy-back costs
- R/kg / - $/oz
267,707
265,806 225,388 259,858 245,364
1,141
1,095 906 1,086 888
Rounding of figures may result in computational discrepancies.
Calculated on the basic weighted average number of ordinary shares.
Quarter ended
SA Rand million US Dollar million
Adjusted gross (loss) profit
Quarter ended
Nine months ended
Nine months ended
(1)
Adjusted gross (loss) profit excludes unrealised non-hedge derivatives and other commodity contracts.
Quarter ended
US Dollar million / Imperial
Quarter ended
Nine months ended
Nine months ended
SA Rand million / Metric

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
D
Total costs
Total cash costs (note 3)
5,284
4,955 4,842 15,072 13,888
724
658 624 2,026 1,613
Adjusted for non-controlling interests and non-gold producing companies
(193)
(67) (228) (416) (655)
(26)
(9) (29) (56) (75)
Associates' and equity accounted joint ventures share of
total cash costs
365
342 307 1,046 1,029
50
45 39 141 119
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
5,456
5,229 4,921 15,702 14,262
747
694 634 2,110 1,656
Retrenchment costs (note 3)
23
26 17 102 71
3
4 2 14 8
Rehabilitation and other non-cash costs (note 3)
106
36 96 228 187
15
5 12 31 22
Amortisation of tangible assets (note 3)
1,240
1,173 1,107 3,680 3,463
170
156 143 494 400
Amortisation of intangible assets (note 3)
4
4 4 11 14
-
- 1 1 2
Adjusted for non-controlling interests and non-gold producing companies
(67)
(43) (42) (162) (117)
(9)
(6) (5) (22) (14)
Associate's and equity accounted joint ventures share of
production costs
19
14 40 50 138
2
2 5 7 16
Total production costs adjusted for non-controlling
interests and non-gold producing companies
6,781
6,438 6,143 19,611 18,019
929
855 791 2,636 2,091
Gold produced - kg / - oz (000)
36,129
35,011 36,925 104,714 106,282
1,162
1,126 1,187 3,367 3,417
Total cash cost per unit - R/kg / -$/oz
151,007
149,365 133,274 149,953 134,192
643
617 534 627 485
Total production cost per unit - R/kg / -$/oz
187,695
183,891 166,355 187,282 169,536
800
759 667 783 612
E
EBITDA
Operating profit (loss)
1,382
(986) (9,738) 1,808 (6,176)
178
(138) (1,229) 233 (784)
Amortisation of tangible assets (note 3)
1,240
1,173 1,107 3,680 3,463
170
156 143 494 400
Amortisation of intangible assets (note 3)
4
4 4 11 14
-
- 1 1 2
Net impairments of tangible assets (note 6)
92
62 94 235 94
13
8 13 32 13
(Gain) loss on unrealised non-hedge derivatives and other
commodity contracts (note 4)
(11,343)
2,822 4,762 (9,104) 5,883
(1,586)
380 606 (1,289) 692
Loss on hedge buy-back costs (note 4)
11,639
- 6,315 11,639 6,315
1,637
- 797 1,637 797
Mandatory convertible bond issue discount,
underwriting and professional fees (note 6)
401
- - 401 -
56
- - 56 -
Exchange effects of equity raising
21
- - 21 -
3
- - 3 -
RMB derivative contracts buy-back costs
-
-
397 - 397
-
-
51 - 51
Share of associates' EBITDA
197
237 299 752 1,044
27
32 38 101 119
Loss (profit) on disposal and abandonment of assets (note 6)
74
24 156 64 (689)
10
3 21 9 (84)
Insurance claim recovery for infrastructure
-
- - - (7)
-
- - - (1)
Profit on disposal of investment (note 6)
-
(45) - - -
-
(6) - - -
3,706
3,290 3,396 9,507 10,339
509
435 441 1,278 1,204
F
Interest cover
Quarter ended
Nine months ended
Quarter ended
Nine months ended
SA Rand million / Metric US Dollar million / Imperial
F
Interest cover
EBITDA (note E)
3,706
3,290 3,396 9,507 10,339
509
435 441 1,278 1,204
Finance costs (note 7)
189
245 214 575 656
26
33 27 78 77
Capitalised finance costs
-
- 1 - 135
-
- - - 15
189
245 215 575 791
26
33 27 78 92
Interest cover - times
20
13 16 17 13
20
13 16 16 13
G
Free cash flow
Net cash (outflow) inflow from operating activities
(7,783)
2,963 (4,130) (3,494) 171
(1,126)
386 (461) (560) 37
Stay-in-business capital expenditure
(1,296)
(1,211) (1,287) (3,387) (3,499)
(177)
(161) (161) (455) (402)
(9,079)
1,752 (5,417) (6,881) (3,328)
(1,303)
225 (622) (1,015) (365)
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2010
2010
2009
2009
2010
2010
2009
2009
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
H
Net asset value - cents per share
Total equity
27,355
22,582 22,524 19,006
3,930
2,959 3,030 2,529
Number of ordinary shares in issue - million (note 10)
384
366 366 366
384
366 366 366
Net asset value - cents per share
7,127
6,174 6,153 5,195
1,024
809 828 691
Total equity
27,355
22,582 22,524 19,006
3,930
2,959 3,030 2,529
Intangible assets
(1,296)
(1,272) (1,316) (1,315)
(186)
(167) (177) (175)
26,059
21,310 21,208 17,691
3,744
2,792 2,853 2,354
Number of ordinary shares in issue - million (note 10)
384
366 366 366
384
366 366 366
Net tangible asset value - cents per share
6,790
5,826 5,794 4,836
975
763 779 643
I
Net debt
Borrowings - long-term portion
(1)
11,503
12,556 4,862 12,512
1,653
1,646 654 1,665
Borrowings - short-term portion
1,864
185 9,493 1,867
268
24 1,277 249
Total borrowings
13,367
12,741 14,355 14,379
1,921
1,670 1,931 1,914
Corporate office lease
(259)
(258) (258) (257)
(37)
(34) (35) (34)
Unamortised portion on the convertible bond
696
938 1,019 1,029
100
123 137 137
Cash restricted for use
(298)
(451) (481) (501)
(43)
(59) (65) (67)
Cash and cash equivalents
(9,313)
(6,607) (8,176) (8,328)
(1,338)
(866) (1,100) (1,108)
Net debt excluding mandatory convertible bond
4,193
6,363 6,459 6,322
603
834 868 842
(1)
The long-term borrowings exclude the mandatory convertible bond of $842m, R5,860m.
Rounding of figures may result in computational discrepancies.
US Dollar million SA Rand million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,221 - - - 3,221
Mined - 000 tons 2,013 452 117 570 3,151
Milled / Treated - 000 tons 1,877 480 144 564 3,065
Yield - oz/t 0.227 0.147 0.092 0.193 0.202
Gold produced - oz (000) 425 71 13 109 618
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,792 314 - - 3,106
Yield - oz/t 0.019 0.015 - - 0.018
Gold produced - oz (000) 53 5 - - 57
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 14,492 1,748 - 16,240
Mined - 000 tons - 29,361 4,053 8,231 41,646
Treated - 000 tons - 5,873 862 271 7,006
Stripping ratio - ratio - 4.54 3.86 26.04 5.47
Yield - oz/t - 0.049 0.092 0.173 0.059
Gold produced - oz (000) - 288 80 47 414
HEAP LEACH OPERATION
Mined
- 000 tons - 1,661 - 16,507 18,168
Placed - 000 tons - 256 - 6,017 6,273
Stripping ratio - ratio - 8.43 - 1.87 2.07
Yield - oz/t - 0.030 - 0.014 0.014
Gold placed - oz (000) - 8 - 82 90
Gold produced - oz (000) - 10 - 62 72
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 6.17 11.19 62.31 23.15 9.55
TOTAL
Subsidiaries' gold produced
- oz (000) 478 310 93 218 1,099
63 63
IMPERIAL OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2010
Joint ventures' gold produced - oz (000) - 63 - - 63
Attributable gold produced - oz (000) 478 373 93 218 1,162
Minority gold produced - oz (000) - 11 - 24 35
Subsidiaries' gold sold - oz (000) 513 306 87 220 1,125
Joint ventures' gold sold - oz (000) - 61 - - 61
Attributable gold sold - oz (000) 513 367 87 220 1,186
Minority gold sold - oz (000) - 11 - 25 36
Spot price - $/oz 1,226 1,226 1,226 1,226 1,226
Price received - $/oz sold (287) (62) (405) (359) (239)
Price received excluding
hedge buy-back costs
- $/oz sold 1,135 1,152 1,141 1,137 1,141
Total cash costs - $/oz produced 594 725 1,064 433 643
Total production costs - $/oz produced 772 879 1,142 573 800
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
582 436 99 277 - 1,394 (75) 1,319
Cash costs (293) (279) (99) (139) 6 (805) 50 (754)
By-products revenue 10 1 - 19 1 31 - 31
Total cash costs (284) (278) (99) (119) 7 (774) 50 (724)
Retrenchment costs (3) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (13) - (1) - (15) - (15)
Amortisation of assets (81) (46) (7) (36) (2) (173) 2 (170)
Total production costs (369) (336) (106) (157) 4 (965) 53 (912)
Inventory change (24) 9 2 14 - 2 (1) 1
Cost of sales (393) (327) (104) (143) 4 (963) 51 (911)
Adjusted gross profit (loss) excluding
hedge buy-back costs
189
109
(5)
134
4
431
(23)
408
Hedge buy-back costs (729) (446) (134) (328) - (1,637) - (1,637)
Adjusted gross (loss) profit
(540)
(337)
(139)
(194)
4
(1,206)
(23)
(1,229)
Unrealised non-hedge derivatives and other
commodity contracts
915 251 - 420 - 1,586 - 1,586
Gross profit (loss)
375
(86)
(139)
226
4
380
(23)
357
Corporate and other costs (3) (4) - (9) (43) (58) - (59)
Exploration - (11) (14) (23) (13) (61) - (60)
Intercompany transactions - (12) - (1) 13 - - -
Special items (8) (1) 2 - (52) (58) (1) (60)
Operating profit (loss)
365
(113)
(152)
193
(90)
202
(24)
178
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - 1 (74) (78) - (78)
Exchange (loss) gain - (8) - (6) (4) (19) 3 (16)
Share of equity accounted investments profit - - - - 12 12 8 21
Profit (loss) before taxation 363 (124) (152) 187 (156) 118 (13) 106
Taxation 18 (32) 3 (17) (24) (53) 13 (41)
Profit (loss) for the period
381
(156)
(149)
170
(180)
65
-
65
Equity shareholders 381 (160) (149) 161 (183) 51 - 51
Non-controlling interests - 3 - 9 3 15 - 14
Operating profit (loss) 365 (113) (152) 193 (90) 202 (24) 178 Operating profit (loss) 365 (113) (152) 193 (90) 202 (24) 178
Unrealised non-hedge derivatives and other
commodity contracts
(915) (251) - (420) - (1,586) - (1,586)
Hedge buy-back and related costs 729 446 134 328 59 1,696 - 1,696
Intercompany transactions - 12 - 1 (13) - - -
Special items 20 - - - 1 22 1 23
Share of associates' EBIT - - - - 2 2 23 25
EBIT
198
95
(17)
102
(42)
336
-
336
Amortisation of assets 81 46 7 36 2 173 (2) 170
Share of associates' amortisation - - - - - - 2 2
EBITDA
280
140
(10)
139
(39)
509
-
509
Profit (loss) attributable to equity shareholders 381 (160) (149) 161 (183) 51 - 51
Special items 20 - - - 1 22 1 23
Share of associates' special items - - - - (10) (10) (1) (12)
Taxation on items above (6) - - (1) - (7) - (7)
Headline earnings (loss)
395
(159)
(149)
160
(192)
55
-
55
Unrealised non-hedge derivatives and other
commodity contracts
(915) (251) - (420) - (1,586) - (1,586)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
301 - - - - 301 - 301
Fair value adjustment on option component
of convertible bond
- - - - 24 24 - 24
Fair value loss on mandatory convertible bond - - - - 22 22 - 22
Hedge buy-back and related costs
net of taxation
523 443 134 328 59 1,487 - 1,487
Adjusted headline earnings (loss)
excluding hedge buy-back costs
304
33
(15)
69
(86)
303
-
303
Ore reserve development capital 65 9 4 14 - 93 - 93
Stay-in-business capital 22 33 4 25 1 85 (1) 84
Project capital 13 17 2 43 - 75 (10) 65
Total capital expenditure
100
60
10
82
1
253
(11)
242
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,369 - - - 3,369
Mined - 000 tons 2,064 509 186 499 3,257
Milled / Treated - 000 tons 1,966 484 109 497 3,055
Yield - oz/t 0.207 0.149 0.103 0.175 0.189
Gold produced - oz (000) 407 72 11 87 578
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,841 260 - - 3,101
Yield - oz/t 0.014 0.020 - - 0.015
Gold produced - oz (000) 40 5 - - 45
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 16,325 1,453 - 17,777
Mined - 000 tons - 31,466 3,426 8,451 43,342
Treated - 000 tons - 6,306 890 309 7,504
Stripping ratio - ratio - 3.60 6.47 25.52 4.69
Yield - oz/t - 0.044 0.085 0.166 0.054
Gold produced - oz (000) - 279 75 51 405
HEAP LEACH OPERATION
Mined
- 000 tons - 1,504 - 16,853 18,356
Placed - 000 tons - 362 - 5,612 5,974
Stripping ratio - ratio - 7.70 - 2.04 2.21
Yield - oz/t - 0.030 - 0.014 0.015
Gold placed - oz (000) - 11 - 78 89
Gold produced - oz (000) - 14 - 83 97
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.66 11.23 58.91 23.76 9.16
TOTAL
Subsidiaries' gold produced
- oz (000) 447 304 87 221 1,059
67 67
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2010
Joint ventures' gold produced - oz (000) - 67 - - 67
Attributable gold produced - oz (000) 447 371 87 221 1,126
Minority gold produced - oz (000) - 12 - 22 34
Subsidiaries' gold sold - oz (000) 437 291 91 221 1,040
Joint ventures' gold sold - oz (000) - 68 - - 68
Attributable gold sold - oz (000) 437 359 91 221 1,108
Minority gold sold - oz (000) - 12 - 22 34
Spot price - $/oz 1,198 1,198 1,198 1,198 1,198
Price received - $/oz sold 1,090 1,109 1,085 1,087 1,095
Total cash costs - $/oz produced 560 702 1,063 416 617
Total production costs - $/oz produced 734 823 1,137 551 759
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
476 412 99 262 - 1,249 (81) 1,169
Cash costs (257) (269) (92) (127) 12 (733) 45 (688)
By-products revenue 7 1 - 20 2 30 - 29
Total cash costs (250) (268) (92) (107) 14 (703) 45 (658)
Retrenchment costs (3) - - - - (4) - (4)
Rehabilitation and other non-cash costs (1) (3) - - - (4) - (5)
Amortisation of assets (74) (43) (6) (34) (2) (158) 2 (156)
Total production costs (329) (313) (98) (141) 11 (870) 47 (822)
Inventory change 6 3 - 4 - 13 - 13
Cost of sales (322) (310) (99) (137) 11 (856) 47 (810)
Adjusted gross profit (loss)
154
102
-
126
11
393
(34)
359
Unrealised non-hedge derivatives and other
commodity contracts
(158) (162) 10 (70) - (380) - (380)
Gross (loss) profit
(4)
(61)
10
56
11
13
(34)
(21)
Corporate and other (costs) income (2) 4 (1) (3) (52) (54) - (54)
Exploration - (12) (10) (23) (6) (52) - (52)
Intercompany transactions - (8) - - 8 - - -
Special items (8) (7) 6 (1) (2) (12) - (12)
Operating (loss) profit
(14)
(83)
5
29
(41)
(105)
(34)
(138)
Net finance income (costs), unwinding of
obligations and fair value adjustments
- - - 1 (18) (18) - (17)
Exchange (loss) gain - (3) - (2) 7 2 (2) -
Share of equity accounted investments
(loss) profit
- - - - (6) (6) 18 11
(Loss) profit before taxation (14) (87) 5 27 (58) (127) (17) (144)
Taxation 6 (44) 2 (28) 15 (50) 17 (33)
(Loss) profit for the period
(8)
(131)
6
(1)
(43)
(177)
-
(177)
Equity shareholders (8) (134) 6 (5) (46) (187) - (187)
Non-controlling interests - 3 - 4 3 10 - 10
Operating (loss) profit (14) (83) 5 29 (41) (105) (34) (138)
Unrealised non-hedge derivatives and other
158 162 (10) 70 - 380 - 380
commodity contracts
158 162 (10) 70 - 380 - 380
Intercompany transactions - 8 - - (8) - - -
Special items 8 - (6) 1 2 5 - 5
Share of associates' EBIT - - - - (4) (4) 34 29
EBIT
152
87
(11)
100
(51)
276
-
276
Amortisation of assets 74 43 6 34 2 158 (2) 156
Share of associates' amortisation - - - - - - 2 2
EBITDA
225
130
(4)
133
(49)
435
-
435
(Loss) profit attributable to equity shareholders (8) (134) 6 (5) (46) (187) - (187)
Special items 8 - (6) 1 2 5 - 5
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (1) (1) - - - (2) - (2)
Headline (loss) earnings
(1)
(135)
1
(4)
(42)
(181)
-
(181)
Unrealised non-hedge derivatives and other
commodity contracts
158 162 (10) 70 - 380 - 380
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(56) - 3 - - (53) - (53)
Fair value adjustment on option component of
convertible bond
- - - - (17) (17) - (17)
Adjusted headline earnings (loss)
101
28
(6)
65
(59)
129
-
129
Ore reserve development capital 62 10 5 11 - 89 - 89
Stay-in-business capital 28 20 3 21 1 73 (1) 72
Project capital 9 20 3 33 - 64 (13) 52
Total capital expenditure
99
50
11
65
1
226
(14)
212
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,875 - - - 3,875
Mined - 000 tons 2,274 478 219 514 3,484
Milled / Treated - 000 tons 2,158 506 217 525 3,406
Yield - oz/t 0.197 0.166 0.123 0.194 0.187
Gold produced - oz (000) 425 84 27 102 637
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,746 673 - - 3,419
Yield - oz/t 0.015 0.011 - - 0.014
Gold produced - oz (000) 41 8 - - 49
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 15,160 1,730 - 16,890
Mined - 000 tons - 31,073 4,272 5,890 41,235
Treated - 000 tons - 6,206 890 304 7,400
Stripping ratio - ratio - 5.00 12.19 17.20 6.08
Yield - oz/t - 0.047 0.085 0.169 0.057
Gold produced - oz (000) - 294 75 51 420
HEAP LEACH OPERATION
Mined
- 000 tons - 590 - 15,509 16,099
Placed - 000 tons - 242 - 4,618 4,860
Stripping ratio - ratio - 8.43 - 2.44 2.52
Yield - oz/t - 0.095 - 0.014 0.018
Gold placed - oz (000) - 23 - 63 86
Gold produced - oz (000) - 22 - 59 81
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.92 12.40 72.12 21.91 9.68
TOTAL
Subsidiaries' gold produced
- oz (000) 466 321 102 211 1,101
86 86
IMPERIAL OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2009
Joint ventures' gold produced - oz (000) - 86 - - 86
Attributable gold produced - oz (000) 466 407 102 211 1,187
Minority gold produced - oz (000) - 14 - 24 38
Subsidiaries' gold sold - oz (000) 491 336 91 238 1,155
Joint ventures' gold sold - oz (000) - 81 - - 81
Attributable gold sold - oz (000) 491 417 91 238 1,236
Minority gold sold - oz (000) - 17 - 28 45
Spot price - $/oz 959 959 959 959 959
Price received - $/oz sold 349 184 86 284 261
Price received excluding hedge
buy-back costs
- $/oz sold 910 902 893 908 906
Total cash costs - $/oz produced 522 607 655 364 534
Total production costs - $/oz produced 676 719 751 500 667
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2009 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
447 392 82 239 - 1,159 (77) 1,082
Cash costs (252) (255) (67) (116) 4 (686) 40 (646)
By-products revenue 9 1 - 13 - 23 - 23
Total cash costs (243) (254) (67) (103) 4 (663) 40 (624)
Retrenchment costs (2) - - - - (2) - (2)
Rehabilitation and other non-cash costs (1) (5) (1) (4) - (13) - (12)
Amortisation of assets (68) (42) (8) (28) (2) (148) 5 (144)
Total production costs (315) (301) (77) (135) 2 (826) 45 (781)
Inventory change (17) (5) 6 4 - (12) (2) (14)
Cost of sales (332) (307) (71) (131) 2 (838) 42 (796)
Adjusted gross profit (loss) excluding
hedge buy-back costs
115
85
11
108
2
321
(35)
287
Hedge buy-back costs (276) (299) (74) (148) - (797) - (797)
Adjusted gross (loss) profit
(161)
(214)
(63)
(40)
2
(475)
(35)
(510)
Unrealised non-hedge derivatives and other
commodity contracts
(467) (2) (84) (53) - (606) - (606)
Gross (loss) profit
(628) (215) (147) (93) 2 (1,081) (35) (1,116)
Corporate and other costs (2) (2) - (5) (33) (42) - (42)
Exploration - (4) (10) (14) (13) (41) 1 (40)
Intercompany transactions - 25 (5) (1) (19) - - -
Special items (12) (3) (22) 7 (2) (31) - (31)
Operating loss
(641)
(199)
(185)
(105)
(65)
(1,195)
(34)
(1,229)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (2) 6 (1) (35) (33) - (32)
Exchange gain (loss) - - 5 (5) 1 2 1 3
Share of equity accounted investments profit - - - - - - 22 22
Loss before taxation (642) (201) (174) (111) (98) (1,226) (10) (1,236)
Taxation 271 13 21 (6) (101) 199 10 209
Loss for the period
(370)
(188)
(153)
(117)
(200)
(1,027)
-
(1,027)
Equity shareholders (370) (192) (153) (127) (201) (1,042) - (1,042)
Non-controlling interests - 4 - 10 1 15 - 15
Operating loss (641) (199) (185) (105) (65) (1 195) (34) (1 229) Operating loss (641) (199) (185) (105) (65) (1,195) (34) (1,229)
Unrealised non-hedge derivatives and other
commodity contracts
467 2 84 53 - 606 - 606
Hedge buy-back costs 276 299 74 148 - 797 - 797
Intercompany transactions - (25) 5 1 19 - - -
Special items 12 1 22 (4) 3 34 - 34
Share of associates' EBIT - - - - - - 34 34
EBIT
113
77
1
93
(43)
240
-
240
Amortisation of assets 68 42 8 28 2 148 (5) 144
Share of associates' amortisation - - - - - - 5 5
EBITDA
181
119
9
121
(41)
389
-
389
Loss attributable to equity shareholders (370) (192) (153) (127) (201) (1,042) - (1,042)
Special items 12 1 22 (4) 3 34 - 34
Taxation on items above (1) - (7) (1) - (9) - (9)
Headline loss
(360)
(191)
(137)
(132)
(198)
(1,018)
-
(1,018)
Unrealised non-hedge derivatives and other
commodity contracts
467 2 84 53 - 606 - 606
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(251) - (25) 1 84 (191) - (191)
Fair value adjustment on option component
of convertible bond
- - - - 9 9 - 9
Hedge buy-back and related costs
net of taxation
276 261 74 148 - 758 - 758
Adjusted headline earnings (loss)
excluding hedge buy-back costs
132
72
(4)
70
(106)
162
-
162
Ore reserve development capital 69 8 7 11 - 94 - 94
Stay-in-business capital 20 22 1 21 3 68 - 67
Project capital 19 17 - 33 - 70 - 70
Total capital expenditure
108
48
8
65
3
232
(1)
231
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
10,035 - - - 10,035
Mined - 000 tons 6,151 1,550 469 1,507 9,677
Milled / Treated - 000 tons 5,719 1,525 397 1,566 9,207
Yield - oz/t 0.207 0.153 0.119 0.187 0.191
Gold produced - oz (000) 1,182 234 47 293 1,756
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 8,311 864 - - 9,175
Yield - oz/t 0.015 0.019 - - 0.016
Gold produced - oz (000) 127 17 - - 144
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 47,060 5,009 - 52,069
Mined - 000 tons - 93,356 11,766 23,804 128,927
Treated - 000 tons - 17,579 2,596 860 21,035
Stripping ratio - ratio - 4.03 4.88 25.41 5.01
Yield - oz/t - 0.046 0.095 0.172 0.058
Gold produced - oz (000) - 816 247 148 1,211
HEAP LEACH OPERATION
Mined
- 000 tons - 3,942 - 50,843 54,784
Placed - 000 tons - 953 - 17,309 18,262
Stripping ratio - ratio - 6.95 - 1.98 2.12
Yield - oz/t - 0.039 - 0.014 0.015
Gold placed - oz (000) - 37 - 241 278
Gold produced - oz (000) - 51 - 205 257
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.48 11.28 66.59 23.35 9.10
TOTAL
Subsidiaries' gold produced
- oz (000) 1,309 906 294 646 3,155
  212 212
IMPERIAL OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2010
Joint ventures' gold produced - oz (000) - 212 - - 212
Attributable gold produced - oz (000) 1,309 1,118 294 646 3,367
Minority gold produced - oz (000) - 36 - 70 106
Subsidiaries' gold sold - oz (000) 1,315 894 291 646 3,147
Joint ventures' gold sold - oz (000) - 208 - - 208
Attributable gold sold - oz (000) 1,315 1,102 291 646 3,355
Minority gold sold - oz (000) - 35 - 71 106
Spot price - $/oz 1,178 1,178 1,178 1,178 1,178
Price received - $/oz sold 531 691 608 570 598
Price received excluding
hedge buy-back costs
- $/oz sold 1,086 1,095 1,069 1,079 1,086
Total cash costs - $/oz produced 592 686 1,012 422 627
Total production costs - $/oz produced 787 823 1,091 560 783
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
1,428 1,248 311 770 - 3,758 (244) 3,514
Cash costs (800) (792) (298) (385) 26 (2,249) 141 (2,108)
By-products revenue 25 3 1 52 2 83 - 83
Total cash costs (775) (789) (297) (333) 28 (2,166) 141 (2,026)
Retrenchment costs (12) - - (2) - (14) - (14)
Rehabilitation and other non-cash costs (4) (26) - (1) - (31) - (31)
Amortisation of assets (240) (130) (23) (103) (7) (503) 7 (495)
Total production costs (1,031) (945) (320) (439) 21 (2,714) 147 (2,566)
Inventory change (4) 11 2 32 - 40 (2) 38
Cost of sales (1,034) (934) (319) (408) 21 (2,673) 145 (2,529)
Adjusted gross profit (loss) excluding
hedge buy-back costs
394
315
(8)
362
21
1,084
(99)
986
Hedge buy-back costs (729) (446) (134) (328) - (1,637) - (1,637)
Adjusted gross (loss) profit
(335)
(131)
(142)
34
21
(553)
(99)
(652)
Unrealised non-hedge derivatives and other
commodity contracts
815 95 10 369 - 1,289 - 1,289
Gross profit (loss)
479
(36)
(132)
403
21
736
(99)
637
Corporate and other costs (7) (5) (1) (20) (127) (160) - (160)
Exploration (1) (34) (32) (61) (23) (151) 2 (149)
Intercompany transactions - (25) (1) (1) 28 - - -
Special items (24) (24) 8 - (53) (94) (1) (95)
Operating profit (loss)
448
(125)
(158)
321
(154)
331
(98)
233
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (6) - 2 (66) (70) - (70)
Exchange (loss) gain - (11) - (8) 8 (11) - (11)
Share of equity accounted investments profit - - - - 3 3 51 54
Profit (loss) before taxation 446 (141) (158) 314 (209) 252 (46) 206
Taxation 6 (112) 4 (83) (9) (195) 46 (149)
Profit (loss) for the period
452
(253)
(155)
231
(218)
57
-
57
Equity shareholders 452 (263) (155) 211 (225) 20 - 20
Non-controlling interests - 10 - 20 7 37 - 37
Operating profit (loss) 448 (125) (158) 321 (154) 331 (98) 233
Unrealised non-hedge derivatives and other
commodity contracts
(815) (95) (10) (369) - (1,289) - (1,289)
Hedge buy-back and related costs 729 446 134 328 59 1,696 - 1,696
Intercompany transactions - 25 1 1 (28) - - -
Special items 32 11 (6) 1 2 40 1 41
Share of associates' EBIT - - - - (3) (3) 97 94
EBIT
395
262
(39)
282
(123)
776
-
776
Amortisation of assets 240 130 23 103 7 503 (7) 495
Share of associates' amortisation - - - - - - 7 7
EBITDA
634
392
(16)
385
(117)
1,278
-
1,278
Profit (loss) attributable to equity shareholders 452 (263) (155) 211 (225) 20 - 20
Special items 32 11 (6) 1 2 40 1 41
Share of associates' special items - - - - (6) (6) (1) (7)
Taxation on items above (8) (3) - (1) - (12) - (12)
Headline earnings (loss)
477
(255)
(160)
211
(229)
43
-
43
Unrealised non-hedge derivatives and other
commodity contracts
(815) (95) (10) (369) - (1,289) - (1,289)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
267 - 3 - - 270 - 270
Fair value adjustment on option component
of convertible bond
- - - - (40) (40) - (40)
Fair value loss on mandatory convertible bond - - - - 22 22 - 22
Hedge buy-back and related costs
net of taxation
523 443 134 328 59 1,487 - 1,487
Adjusted headline earnings (loss)
452
93
(33)
169
(187)
494
-
494
Ore reserve development capital 182 27 13 38 - 259 - 259
Stay-in-business capital 66 62 9 59 3 199 (3) 196
Project capital 33 49 8 103 - 193 (25) 168
Total capital expenditure
280
137
29
200
3
650
(27)
623
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
11,320 - - - 11,320
Mined - 000 tons 6,544 1,595 645 1,442 10,226
Milled / Treated - 000 tons 6,160 1,727 646 1,426 9,959
Yield - oz/t 0.200 0.148 0.130 0.184 0.184
Gold produced - oz (000) 1,234 256 84 262 1,836
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 8,514 2,190 - - 10,703
Yield - oz/t 0.016 0.013 - - 0.015
Gold produced - oz (000) 132 29 - - 161
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 46,520 11,084 - 57,604
Mined - 000 tons - 95,293 26,006 18,314 139,612
Treated - 000 tons - 17,484 2,555 835 20,874
Stripping ratio - ratio - 4.67 9.35 20.34 5.92
Yield - oz/t - 0.047 0.082 0.186 0.057
Gold produced - oz (000) - 822 210 155 1,187
HEAP LEACH OPERATION
Mined
- 000 tons - 2,344 - 45,029 47,373
Placed - 000 tons - 853 - 15,913 16,766
Stripping ratio - ratio - 2.72 - 1.81 1.85
Yield - oz/t - 0.102 - 0.014 0.018
Gold placed - oz (000) - 87 - 221 308
Gold produced - oz (000) - 61 - 173 233
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.83 12.11 73.03 20.72 9.41
TOTAL
Subsidiaries' gold produced
- oz (000) 1,366 897 294 590 3,147
270 270
IMPERIAL OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2009
Joint ventures' gold produced - oz (000) - 270 - - 270
Attributable gold produced - oz (000) 1,366 1,167 294 590 3,417
Minority gold produced - oz (000) - 42 - 62 104
Subsidiaries' gold sold - oz (000) 1,362 875 284 603 3,123
Joint ventures' gold sold - oz (000) - 268 - - 268
Attributable gold sold - oz (000) 1,362 1,143 284 603 3,391
Minority gold sold - oz (000) - 40 - 66 106
Spot price - $/oz 931 931 931 931 931
Price received - $/oz sold 688 621 619 653 653
Price received excluding hedge
buy-back costs
- $/oz sold 890 883 879 899 888
Total cash costs - $/oz produced 434 587 589 349 485
Total production costs - $/oz produced 577 694 700 480 612
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2009 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
1,212 1,045 250 593 - 3,099 (247) 2,852
Cash costs (627) (708) (174) (319) 22 (1,805) 119 (1,686)
By-products revenue 35 3 - 35 1 74 - 73
Total cash costs (592) (705) (173) (284) 23 (1,732) 119 (1,613)
Retrenchment costs (6) (3) - - - (9) - (8)
Rehabilitation and other non-cash costs (3) (9) (5) (6) - (23) 1 (22)
Amortisation of assets (187) (117) (28) (80) (5) (417) 15 (402)
Total production costs (789) (834) (206) (370) 18 (2,180) 135 (2,045)
Inventory change (3) 16 5 48 - 66 (1) 65
Cost of sales (792) (817) (201) (322) 18 (2,115) 134 (1,981)
Adjusted gross profit (loss) excluding
hedge buy-back costs
420
227
49
270
19
985
(113)
871
Hedge buy-back costs (276) (299) (74) (148) - (797) - (797)
Adjusted gross profit (loss)
144
(72)
(25)
122
19
188
(113)
74
Unrealised non-hedge derivatives and other
commodity contracts
(432) (34) (147) (79) - (692) - (692)
Gross (loss) profit
(287)
(106)
(172)
43
18
(504)
(113)
(618)
Corporate and other costs (7) (8) - (16) (99) (130) - (130)
Exploration - (10) (22) (39) (23) (94) 3 (91)
Intercompany transactions - (195) (15) (2) 212 - - -
Special items (22) (2) 82 9 (13) 54 1 55
Operating (loss) profit
(316)
(321)
(127)
(5)
95
(675)
(110)
(784)
Net finance income (costs), unwinding of
obligations and fair value adjustments
1 (6) 5 (4) (87) (91) 1 (91)
Exchange gain (loss) - 61 5 (7) (22) 38 2 40
Share of equity accounted investments
(loss) profit
- - - (3) (3) (6) 69 64
Loss before taxation (315) (266) (117) (19) (17) (733) (38) (771)
Taxation 203 (45) (14) (13) (111) 19 38 57
Loss for the period
(112)
(311)
(131)
(31)
(129)
(714)
-
(714)
Equity shareholders (112) (320) (131) (52) (128) (743) - (743)
Non-controlling interests - 9 - 20 (1) 29 - 29
Operating (loss) profit (316) (321) (127) (5) 95 (675) (110) (784)
Unrealised non-hedge derivatives and other
commodity contracts
432 34 147 79 - 692 - 692
Hedge buy-back costs 276 299 74 148 - 797 - 797
Intercompany transactions - 195 15 2 (212) - - -
Special items 15 - (82) (5) - (73) - (73)
Share of associates' EBIT - - - (3) (2) (5) 110 105
EBIT
407
207
27
216
(120)
736
-
736
Amortisation of assets 187 117 28 80 5 417 (15) 402
Share of associates' amortisation - - - - - - 15 15
EBITDA
594
324
54
296
(115)
1,153
-
1,153
Loss attributable to equity shareholders (112) (320) (131) (52) (128) (743) - (743)
Special items 15 - (82) (5) - (73) - (73)
Share of associates' special items - - - - - - - -
Taxation on items above (2) - 18 (4) - 12 - 12
Headline loss
(99)
(320)
(195)
(61)
(128)
(803)
-
(803)
Unrealised non-hedge derivatives and
other commodity contracts
432 34 147 79 - 692 - 692
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(237) - (44) 7 84 (191) - (191)
Fair value adjustment on option component
of convertible bond
- - - - 24 24 - 24
Hedge buy-back and related costs
net of taxation
276 261 74 148 - 758 - 758
Adjusted headline earnings (loss)
excluding hedge buy-back costs
371
(25)
(18)
173
(21)
479
-
479
Ore reserve development capital 175 27 17 29 - 248 - 248
Stay-in-business capital 41 58 6 47 6 158 (4) 154
Project capital 48 47 145 88 - 328 (1) 327
Total capital expenditure
264
131
169
164
6
734
(4)
729
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
299 - - - 299
Mined - 000 tonnes 1,826 410 106 517 2,859
Milled / Treated - 000 tonnes 1,702 435 131 512 2,780
Yield - g/t 7.77 5.05 3.17 6.62 6.92
Gold produced - kg 13,223 2,200 414 3,391 19,229
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,533 285 - - 2,818
Yield - g/t 0.65 0.50 - - 0.63
Gold produced - kg 1,636 143 - - 1,779
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 11,080 1,336 - 12,416
Mined - 000 tonnes - 26,636 3,677 7,467 37,780
Treated - 000 tonnes - 5,328 782 246 6,356
Stripping ratio - ratio - 4.54 3.86 26.04 5.47
Yield - g/t - 1.68 3.17 5.93 2.03
Gold produced - kg - 8,952 2,480 1,456 12,887
HEAP LEACH OPERATION
Mined
- 000 tonnes - 1,507 - 14,975 16,482
Placed - 000 tonnes - 232 - 5,458 5,691
Stripping ratio - ratio - 8.43 - 1.87 2.07
Yield - g/t - 1.04 - 0.47 0.49
Gold placed - kg - 242 - 2,554 2,797
Gold produced - kg - 305 - 1,929 2,234
PRODUCTIVITY PER EMPLOYEE
Actual
- g 192 348 1,938 720 297
TOTAL
Subsidiaries' gold produced
- kg 14,859 9,645 2,894 6,776 34,174
k 1 955 1 955
METRIC OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2010
Joint ventures' gold produced - kg - 1,955 - - 1,955
Attributable gold produced - kg 14,859 11,600 2,894 6,776 36,129
Minority gold produced - kg - 341 - 743 1,084
Subsidiaries' gold sold - kg 15,948 9,532 2,697 6,829 35,005
Joint ventures' gold sold - kg - 1,889 - - 1,889
Attributable gold sold - kg 15,948 11,421 2,697 6,829 36,894
Minority gold sold - kg - 334 - 778 1,112
Spot price - R/kg 287,837 287,837 287,837 287,837 287,837
Price received - R/kg sold (58,520) (7,300) (86,186) (75,066) (47,750)
Price received excluding
hedge buy-back costs
- R/kg sold 266,454 270,165 267,056 266,777 267,707
Total cash costs - R/kg produced 139,350 170,196 250,073 101,552 151,007
Total production costs - R/kg produced 181,238 206,279 268,283 134,440 187,695
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
SEPTEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
4,249 3,181 720 2,020 - 10,171 (544) 9,627
Cash costs (2,139) (2,037) (725) (1,011) 38 (5,874) 366 (5,509)
By-products revenue 68 6 1 141 8 225 (1) 224
Total cash costs (2,071) (2,031) (724) (870) 46 (5,649) 365 (5,284)
Retrenchment costs (19) (2) - (4) - (25) 2 (23)
Rehabilitation and other non-cash costs (11) (90) - (5) - (107) 1 (106)
Amortisation of assets (592) (332) (53) (266) (18) (1,261) 17 (1,244)
Total production costs (2,693) (2,455) (776) (1,146) 28 (7,042) 384 (6,658)
Inventory change (182) 68 17 104 - 7 (8) (1)
Cost of sales (2,875) (2,387) (759) (1,042) 28 (7,034) 375 (6,659)
Adjusted gross profit (loss) excluding
hedge buy-back costs
1,374
795
(38)
979
28
3,137
(168)
2,969
Hedge buy-back costs (5,183) (3,169) (953) (2,335) - (11,639) - (11,639)
Adjusted gross (loss) profit
(3,809)
(2,374)
(991)
(1,356)
28
(8,502)
(168)
(8,670)
Unrealised non-hedge derivatives and other
commodity contracts
6,550 1,801 (1) 2,992 - 11,343 - 11,343
Gross profit (loss)
2,742
(573)
(992)
1,636
28
2,841
(168)
2,672
Corporate and other costs (18) (26) (2) (66) (313) (426) - (426)
Exploration (2) (76) (100) (170) (95) (444) 4 (440)
Intercompany transactions - (91) (2) (6) 98 - - -
Special items (55) (6) 12 1 (370) (416) (8) (424)
Operating profit (loss)
2,667
(772)
(1,084)
1,396
(652)
1,555
(173)
1,382
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(9) (18) (2) 5 (526) (550) (3) (553)
Exchange (loss) gain - (63) - (45) (27) (134) 22 (113)
Share of equity accounted investments
(loss) profit
- - - (1) 90 89 62 151
Profit (loss) before taxation 2,657 (852) (1,086) 1,355 (1,115) 959 (92) 867
Taxation 108 (235) 20 (125) (178) (410) 92 (318)
Profit (loss) for the period
2,765
(1,087)
(1,066)
1,230
(1,293)
549
-
549
Equity shareholders 2,765 (1,111) (1,066) 1,166 (1,311) 443 - 443
Non-controlling interests - 24 - 64 18 106 - 106
Operating profit (loss) 2,667 (772) (1,084) 1,396 (652) 1,555 (173) 1,382
Unrealised non-hedge derivatives and other
commodity contracts
(6,550) (1,801) 1 (2,992) - (11,343) - (11,343)
Hedge buy-back and related costs 5,183 3,169 953 2,335 422 12,060 - 12,060
Intercompany transactions - 91 2 6 (98) - - -
Special items 144 3 - 3 8 158 8 166
Share of associates' EBIT - - - (1) 16 15 165 180
EBIT
1,443
690
(128)
746
(304)
2,446
-
2,446
Amortisation of assets 592 332 53 266 18 1,261 (17) 1,244
Share of associates' amortisation - - - - - - 17 17
EBITDA
2,035
1,022
(76)
1,012
(286)
3,706
-
3,706
Profit (loss) attributable to equity shareholders 2,765 (1,111) (1,066) 1,166 (1,311) 443 - 443
Special items 144 3 - 3 8 158 8 166
Share of associates' special items - - - - (74) (74) (8) (82)
Taxation on items above (43) - - (8) - (51) - (51)
Headline earnings (loss)
2,866
(1,107)
(1,066)
1,161
(1,378)
476
-
476
Unrealised non-hedge derivatives and
other commodity contracts
(6,550) (1,801) 1 (2,992) - (11,343) - (11,343)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
2,152 - - - - 2,152 - 2,152
Fair value adjustment on option component
of convertible bond
- - - - 166 166 - 166
Fair value loss on mandatory convertible bond - - - - 160 160 - 160
Hedge buy-back and related costs
net of taxation
3,717 3,148 953 2,335 422 10,573 - 10,573
Adjusted headline earnings (loss)
excluding hedge buy-back costs
2,185
240
(112)
504
(630)
2,184
-
2,184
Ore reserve development capital 479 68 28 105 - 680 - 680
Stay-in-business capital 160 244 27 182 9 623 (7) 616
Project capital 92 126 18 317 - 552 (77) 475
Total capital expenditure
731
439
72
604
9
1,855
(84)
1,771
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
313 - - - 313
Mined - 000 tonnes 1,872 461 169 452 2,955
Milled / Treated - 000 tonnes 1,783 439 99 451 2,772
Yield - g/t 7.10 5.12 3.53 6.01 6.49
Gold produced - kg 12,665 2,249 349 2,710 17,973
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,577 236 - - 2,813
Yield - g/t 0.49 0.67 - - 0.50
Gold produced - kg 1,253 158 - - 1,411
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 12,481 1,111 - 13,591
Mined - 000 tonnes - 28,545 3,108 7,666 39,320
Treated - 000 tonnes - 5,721 807 280 6,808
Stripping ratio - ratio - 3.60 6.47 25.52 4.69
Yield - g/t - 1.52 2.90 5.68 1.85
Gold produced - kg - 8,668 2,343 1,593 12,604
HEAP LEACH OPERATION
Mined
- 000 tonnes - 1,364 - 15,288 16,653
Placed - 000 tonnes - 328 - 5,091 5,419
Stripping ratio - ratio - 7.70 - 2.04 2.21
Yield - g/t - 1.04 - 0.48 0.51
Gold placed - kg - 340 - 2,427 2,767
Gold produced - kg - 450 - 2,573 3,023
PRODUCTIVITY PER EMPLOYEE
Actual
- g 176 349 1,832 739 285
TOTAL
Subsidiaries' gold produced
- kg 13,919 9,430 2,692 6,876 32,916
k 2 095 2 095
METRIC OPERATING RESULTS
QUARTER ENDED JUNE 2010
Joint ventures' gold produced - kg - 2,095 - - 2,095
Attributable gold produced - kg 13,919 11,525 2,692 6,876 35,011
Minority gold produced - kg - 371 - 687 1,058
Subsidiaries' gold sold - kg 13,581 9,047 2,837 6,877 32,341
Joint ventures' gold sold - kg - 2,106 - - 2,106
Attributable gold sold - kg 13,581 11,153 2,837 6,877 34,447
Minority gold sold - kg - 371 - 682 1,053
Spot price - R/kg 290,579 290,579 290,579 290,579 290,579
Price received - R/kg sold 264,841 269,178 261,744 263,918 265,806
Total cash costs - R/kg produced 135,419 170,075 257,247 100,619 149,365
Total production costs - R/kg produced 177,715 199,330 275,057 133,519 183,891
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
3,597 3,109 742 1,983 - 9,432 (609) 8,822
Cash costs (1,937) (2,024) (694) (958) 92 (5,521) 343 (5,178)
By-products revenue 53 8 2 149 13 224 (1) 223
Total cash costs (1,885) (2,016) (692) (808) 105 (5,297) 342 (4,955)
Retrenchment costs (23) - - (3) - (27) - (26)
Rehabilitation and other non-cash costs (11) (22) - - - (33) (3) (36)
Amortisation of assets (554) (321) (48) (253) (16) (1,193) 16 (1,176)
Total production costs (2,474) (2,359) (740) (1,065) 89 (6,549) 356 (6,193)
Inventory change 45 17 (1) 32 - 93 1 94
Cost of sales (2,428) (2,342) (741) (1,033) 89 (6,456) 357 (6,099)
Adjusted gross profit (loss)
1,168
768
1
950
88
2,975
(253)
2,723
Unrealised non-hedge derivatives and other
commodity contracts
(1,182) (1,201) 75 (514) - (2,822) - (2,822)
Gross (loss) profit
(14)
(433)
76
436
89
154
(253)
(99)
Corporate and other (costs) income (14) 31 (6) (24) (395) (407) (1) (408)
Exploration (1) (92) (78) (171) (49) (391) - (391)
Intercompany transactions - (57) (2) (3) 62 - - -
Special items (61) (51) 46 (8) (16) (89) - (89)
Operating (loss) profit
(90)
(602)
36
231
(308)
(733)
(253)
(986)
Net finance income (costs), unwinding of
obligations and fair value adjustments
2 (3) 2 6 (133) (127) 3 (124)
Exchange (loss) gain - (27) - (17) 57 13 (14) (1)
Share of equity accounted investments
(loss) profit
- - - - (47) (47) 136 89
(Loss) profit before taxation (87) (632) 38 219 (432) (894) (128) (1,022)
Taxation 38 (334) 12 (218) 109 (393) 128 (264)
(Loss) profit for the period
(49)
(966)
50
1
(323)
(1,286)
-
(1,286)
Equity shareholders (49) (989) 50 (27) (345) (1,360) - (1,360)
Non-controlling interests - 23 - 29 22 74 - 74
Operating (loss) profit (90) (602) 36 231 (308) (733) (253) (986)
Unrealised non-hedge derivatives and other
1 182 1 201 (75) 514 2 822 2 822
Unrealised non-hedge derivatives and other
commodity contracts
1,182 1,201 (75) 514 - 2,822 - 2,822
Intercompany transactions - 57 2 3 (62) - - -
Special items 61 3 (46) 7 16 42 - 41
Share of associates' EBIT - - - - (33) (33) 253 221
EBIT
1,154
659
(83)
755
(388)
2,097
-
2,097
Amortisation of assets 554 321 48 253 16 1,193 (16) 1,176
Share of associates' amortisation - - - - - - 16 16
EBITDA
1,708
980
(35)
1,008
(372)
3,290
-
3,290
(Loss) profit attributable to equity shareholders (49) (989) 50 (27) (345) (1,360) - (1,360)
Special items 61 3 (46) 7 16 42 - 41
Share of associates' special items - - - - 15 15 - 15
Taxation on items above (7) (6) 2 (1) - (11) - (11)
Headline earnings (loss)
5
(991)
7
(22)
(315)
(1,315)
-
(1,315)
Unrealised non-hedge derivatives and
other commodity contracts
1,182 1,201 (75) 514 - 2,822 - 2,822
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(420) - 23 - - (398) - (398)
Fair value adjustment on option component
of convertible bond
- - - - (129) (129) - (129)
Adjusted headline earnings (loss)
767
210
(46)
492
(444)
980
-
980
Ore reserve development capital 467 79 36 85 - 667 - 667
Stay-in-business capital 212 146 25 160 8 551 (8) 544
Project capital 66 153 19 246 - 484 (95) 389
Total capital expenditure
746
377
81
491
8
1,703
(102)
1,600
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
360 - - - 360
Mined - 000 tonnes 2,063 433 198 466 3,160
Milled / Treated - 000 tonnes 1,958 459 197 476 3,090
Yield - g/t 6.75 5.68 4.21 6.64 6.41
Gold produced - kg 13,218 2,606 831 3,161 19,816
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,491 611 - - 3,102
Yield - g/t 0.52 0.39 - - 0.49
Gold produced - kg 1,287 240 - - 1,527
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 11,590 1,322 - 12,913
Mined - 000 tonnes - 28,189 3,876 5,343 37,408
Treated - 000 tonnes - 5,630 807 276 6,713
Stripping ratio - ratio - 5.00 12.19 17.20 6.08
Yield - g/t - 1.62 2.91 5.80 1.95
Gold produced - kg - 9,132 2,346 1,599 13,077
HEAP LEACH OPERATION
Mined
- 000 tonnes - 535 - 14,069 14,605
Placed - 000 tonnes - 220 - 4,189 4,409
Stripping ratio - ratio - 8.43 - 2.44 2.52
Yield - g/t - 3.25 - 0.47 0.60
Gold placed - kg - 713 - 1,954 2,667
Gold produced - kg - 685 - 1,820 2,505
PRODUCTIVITY PER EMPLOYEE
Actual
- g 184 386 2,243 681 301
TOTAL
Subsidiaries' gold produced
- kg 14,504 10,001 3,176 6,580 34,262
k 2 663 2 663
METRIC OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2009
Joint ventures' gold produced - kg - 2,663 - - 2,663
Attributable gold produced - kg 14,504 12,664 3,176 6,580 36,925
Minority gold produced - kg - 433 - 740 1,173
Subsidiaries' gold sold - kg 15,259 10,431 2,843 7,384 35,917
Joint ventures' gold sold - kg - 2,518 - - 2,518
Attributable gold sold - kg 15,259 12,949 2,843 7,384 38,435
Minority gold sold - kg - 542 - 859 1,400
Spot price - R/kg 239,463 239,463 239,463 239,463 239,463
Price received - R/kg sold 82,545 42,554 17,528 66,060 61,095
Price received excluding hedge
buy-back costs
- R/kg sold 225,733 225,589 223,205 225,165 225,388
Total cash costs - R/kg produced 130,009 151,615 163,403 90,790 133,274
Total production costs - R/kg produced 168,432 179,777 187,005 124,696 166,355
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
SEPTEMBER 2009 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
3,444 3,050 635 1,844 - 8,973 (600) 8,373
Cash costs (1,952) (1,980) (520) (901) 31 (5,322) 307 (5,015)
By-products revenue 66 6 1 101 (1) 173 (1) 173
Total cash costs (1,886) (1,974) (519) (800) 30 (5,149) 307 (4,842)
Retrenchment costs (17) - - - - (17) - (17)
Rehabilitation and other non-cash costs (10) (43) (10) (33) - (97) 1 (96)
Amortisation of assets (530) (324) (65) (215) (15) (1,150) 39 (1,111)
Total production costs (2,443) (2,342) (594) (1,049) 15 (6,412) 347 (6,066)
Inventory change (121) (47) 45 38 - (85) (17) (102)
Cost of sales (2,564) (2,389) (549) (1,011) 15 (6,497) 329 (6,168)
Adjusted gross profit (loss) excluding
hedge buy-back costs
881
660
85
834
15
2,476
(271)
2,205
Hedge buy-back costs (2,185) (2,370) (585) (1,175) - (6,315) - (6,315)
Adjusted gross (loss) profit
(1,304)
(1,710)
(499)
(341)
15
(3,839)
(271)
(4,110)
Unrealised non-hedge derivatives and other
commodity contracts
(3,686) 3 (664) (414) - (4,762) - (4,762)
Gross (loss) profit
(4,990)
(1,707)
(1,164)
(756)
15
(8,601)
(271)
(8,872)
Corporate and other costs (16) (16) (1) (36) (256) (325) - (325)
Exploration (1) (33) (78) (110) (98) (319) 8 (311)
Intercompany transactions - 201 (42) (5) (153) - - -
Special items (87) (21) (164) 58 (16) (229) (2) (231)
Operating loss
(5,093)
(1,576)
(1,449)
(849)
(507)
(9,474)
(264)
(9,738)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (19) 44 (6) (266) (248) 3 (244)
Exchange gain (loss) - 3 43 (41) 13 17 8 25
Share of equity accounted investments profit - - - - 1 1 174 175
Loss before taxation (5,095) (1,591) (1,362) (895) (759) (9,704) (79) (9,782)
Taxation 1,987 108 163 (47) (639) 1,571 79 1,650
Loss for the period
(3,108)
(1,484)
(1,199)
(943)
(1,398)
(8,132)
-
(8,132)
Equity shareholders (3,108) (1,513) (1,199) (1,018) (1,407) (8,245) - (8,245)
Non-controlling interests - 29 - 76 8 113 - 113
Operating loss (5,093) (1,576) (1,449) (849) (507) (9,474) (264) (9,738)
Unrealised non-hedge derivatives and
other commodity contracts
3,686 (3) 664 414 - 4,762 - 4,762
Hedge buy-back costs 2,185 2,370 585 1,175 - 6,315 - 6,315
Intercompany transactions - (201) 42 5 153 - - -
Special items 87 5 164 (29) 23 249 - 249
Share of associates' EBIT - - - - (2) (2) 264 263
EBIT
864
596
6
716
(333)
1,850
-
1,850
Amortisation of assets 530 324 65 215 15 1,150 (39) 1,111
Share of associates' amortisation - - - - - - 39 39
EBITDA
1,395
920
71
931
(318)
2,999
-
2,999
Loss attributable to equity shareholders (3,108) (1,513) (1,199) (1,018) (1,407) (8,245) - (8,245)
Special items 87 5 164 (29) 23 249 - 249
Share of associates' special items - - - - (2) (2) - (2)
Taxation on items above (8) (1) (49) (11) - (70) - (70)
Headline loss
(3,029)
(1,509)
(1,085)
(1,059)
(1,386)
(8,068)
-
(8,068)
Unrealised non-hedge derivatives and
other commodity contracts
3,686 (3) 664 414 - 4,762 - 4,762
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(1,943) - (199) 7 625 (1,510) - (1,510)
Fair value adjustment on option component
of convertible bond
- - - - 60 60 - 60
Hedge buy-back and related costs
net of taxation
2,185 2,061 585 1,175 - 6,006 - 6,006
Adjusted headline earnings (loss)
excluding hedge buy-back costs
898
549
(35)
537
(701)
1,249
-
1,249
Ore reserve development capital 545 57 52 89 - 744 - 744
Stay-in-business capital 166 176 8 169 26 545 (2) 543
Project capital 154 137 (1) 263 - 553 (3) 550
Total capital expenditure
865
370
61
520
26
1,842
(5)
1,836
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
932 - - - 932
Mined - 000 tonnes 5,580 1,406 425 1,367 8,778
Milled / Treated - 000 tonnes 5,188 1,383 360 1,421 8,353
Yield - g/t 7.09 5.26 4.07 6.40 6.54
Gold produced - kg 36,779 7,270 1,467 9,099 54,615
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 7,540 783 - - 8,323
Yield - g/t 0.52 0.66 - - 0.54
Gold produced - kg 3,947 519 - - 4,466
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 35,978 3,830 - 39,808
Mined - 000 tonnes - 84,691 10,674 21,595 116,961
Treated - 000 tonnes - 15,947 2,355 780 19,083
Stripping ratio - ratio - 4.03 4.88 25.41 5.01
Yield - g/t - 1.59 3.26 5.89 1.97
Gold produced - kg - 25,384 7,671 4,598 37,653
HEAP LEACH OPERATION
Mined
- 000 tonnes - 3,576 - 46,124 49,700
Placed - 000 tonnes - 865 - 15,702 16,567
Stripping ratio - ratio - 6.95 - 1.98 2.12
Yield - g/t - 1.33 - 0.48 0.52
Gold placed - kg - 1,147 - 7,485 8,631
Gold produced - kg - 1,595 - 6,386 7,981
PRODUCTIVITY PER EMPLOYEE
Actual
- g 171 351 2,071 726 283
TOTAL
Subsidiaries' gold produced
- kg 40,726 28,170 9,138 20,082 98,116
Joint ventures' gold produced kg 6 598 6 598
METRIC OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2010
Joint ventures' gold produced - kg - 6,598 - - 6,598
Attributable gold produced - kg 40,726 34,768 9,138 20,082 104,714
Minority gold produced - kg - 1,112 - 2,174 3,286
Subsidiaries' gold sold - kg 40,912 27,804 9,048 20,097 97,861
Joint ventures' gold sold - kg - 6,479 - - 6,479
Attributable gold sold - kg 40,912 34,283 9,048 20,097 104,340
Minority gold sold - kg - 1,100 - 2,205 3,305
Spot price - R/kg 282,015 282,015 282,015 282,015 282,015
Price received - R/kg sold 133,050 169,782 149,985 142,012 148,314
Price received excluding
hedge buy-back costs
- R/kg sold 259,727 262,212 255,266 258,176 259,858
Total cash costs - R/kg produced 141,479 164,043 242,225 100,855 149,953
Total production costs - R/kg produced 188,239 196,855 261,039 133,990 187,282
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
10,626 9,298 2,310 5,733 - 27,967 (1,819) 26,148
Cash costs (5,947) (5,892) (2,218) (2,868) 191 (16,735) 1,050 (15,685)
By-products revenue 186 22 5 388 17 617 (3) 614
Total cash costs (5,762) (5,870) (2,213) (2,480) 208 (16,118) 1,046 (15,072)
Retrenchment costs (88) (2) - (13) - (104) 2 (102)
Rehabilitation and other non-cash costs (32) (189) - (5) - (227) (1) (228)
Amortisation of assets (1,784) (967) (172) (768) (49) (3,740) 49 (3,691)
Total production costs (7,666) (7,029) (2,385) (3,267) 158 (20,189) 1,096 (19,093)
Inventory change (31) 73 13 233 - 289 (15) 274
Cost of sales (7,697) (6,955) (2,372) (3,034) 158 (19,900) 1,081 (18,819)
Adjusted gross profit (loss) excluding
hedge buy-back costs
2,929
2,343
(62)
2,700
158
8,067
(738)
7,329
Hedge buy-back costs (5,183) (3,169) (953) (2,335) - (11,639) - (11,639)
Adjusted gross (loss) profit
(2,254)
(826)
(1,015)
365
158
(3,572)
(738)
(4,310)
Unrealised non-hedge derivatives and other
commodity contracts
5,778 634 75 2,616 - 9,104 - 9,104
Gross profit (loss)
3,525
(192)
(940)
2,981
158
5,532
(738)
4,794
Corporate and other costs (50) (36) (8) (151) (945) (1,191) (1) (1,192)
Exploration (5) (257) (236) (451) (172) (1,121) 13 (1,108)
Intercompany transactions - (186) (8) (11) 205 - - -
Special items (180) (180) 58 (2) (376) (679) (8) (686)
Operating profit (loss)
3,290
(851)
(1,134)
2,367
(1,130)
2,542
(734)
1,808
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(9) (42) - 14 (458) (496) 1 (495)
Exchange (loss) gain - (80) - (59) 62 (78) 3 (75)
Share of equity accounted investments
(loss) profit
- - - (1) 16 16 387 403
Profit (loss) before taxation 3,281 (973) (1,135) 2,321 (1,510) 1,984 (343) 1,641
Taxation 13 (833) 28 (624) (67) (1,483) 343 (1,140)
Profit (loss) for the period
3,294
(1,806)
(1,106)
1,697
(1,577)
501
-
501
Equity shareholders 3,294 (1,877) (1,106) 1,549 (1,627) 233 - 233
Non-controlling interests - 71 - 148 50 268 - 268
Operating profit (loss) 3,290 (851) (1,134) 2,367 (1,130) 2,542 (734) 1,808
Unrealised non-hedge derivatives and
other commodity contracts
(5,778) (634) (75) (2,616) - (9,104) - (9,104)
Hedge buy-back and related costs 5,183 3,169 953 2,335 422 12,060 - 12,060
Intercompany transactions - 186 8 11 (205) - - -
Special items 237 80 (45) 6 14 292 8 299
Share of associates' EBIT - - - (1) (22) (23) 726 703
EBIT
2,930
1,950
(294)
2,101
(921)
5,767
-
5,767
Amortisation of assets 1,784 967 172 768 49 3,740 (49) 3,691
Share of associates' amortisation - - - - - - 49 49
EBITDA
4,715
2,917
(122)
2,870
(872)
9,507
-
9,507
Profit (loss) attributable to equity shareholders 3,294 (1,877) (1,106) 1,549 (1,627) 233 - 233
Special items 237 80 (45) 6 14 292 8 299
Share of associates' special items - - - - (40) (40) (8) (47)
Taxation on items above (55) (23) 2 (8) - (83) - (83)
Headline earnings (loss)
3,476
(1,819)
(1,149)
1,547
(1,652)
402
-
402
Unrealised non-hedge derivatives and
other commodity contracts
(5,778) (634) (75) (2,616) - (9,104) - (9,104)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
1,892 - 23 - - 1,915 - 1,915
Fair value adjustment on option component
of convertible bond
- - - - (319) (319) - (319)
Fair value loss on mandatory convertible bond - - - - 160 160 - 160
Hedge buy-back and related costs
net of taxation
3,717 3,148 953 2,335 422 10,573 - 10,573
Adjusted headline earnings (loss)
excluding hedge buy-back costs
3,306
695
(249)
1,265
(1,389)
3,626
-
3,626
Ore reserve development capital 1,353 198 94 282 - 1,926 - 1,926
Stay-in-business capital 491 460 65 439 25 1,481 (20) 1,461
Project capital 243 364 60 767 - 1,434 (183) 1,251
Total capital expenditure
2,087
1,022
219
1,488
25
4,841
(203)
4,638
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
1,052 - - - 1,052
Mined - 000 tonnes 5,936 1,447 586 1,308 9,277
Milled / Treated - 000 tonnes 5,588 1,567 586 1,294 9,035
Yield - g/t 6.87 5.07 4.47 6.30 6.32
Gold produced - kg 38,374 7,949 2,619 8,155 57,097
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 7,723 1,987 - - 9,710
Yield - g/t 0.53 0.45 - - 0.52
Gold produced - kg 4,117 888 - - 5,005
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 35,566 8,474 - 44,039
Mined - 000 tonnes - 86,448 23,592 16,614 126,654
Treated - 000 tonnes - 15,861 2,318 758 18,937
Stripping ratio - ratio - 4.67 9.35 20.34 5.92
Yield - g/t - 1.61 2.82 6.36 1.95
Gold produced - kg - 25,565 6,527 4,821 36,913
HEAP LEACH OPERATION
Mined
- 000 tonnes - 2,126 - 40,850 42,976
Placed - 000 tonnes - 774 - 14,436 15,209
Stripping ratio - ratio - 2.72 - 1.81 1.85
Yield - g/t - 3.50 - 0.48 0.63
Gold placed - kg - 2,710 - 6,869 9,579
Gold produced - kg - 1,896 - 5,372 7,267
PRODUCTIVITY PER EMPLOYEE
Actual
- g 181 377 2,272 645 293
TOTAL
Subsidiaries' gold produced
- kg 42,491 27,912 9,145 18,349 97,897
Joint ventures' gold produced kg 8 385 8 385
METRIC OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2009
Joint ventures' gold produced - kg - 8,385 - - 8,385
Attributable gold produced - kg 42,491 36,297 9,145 18,349 106,282
Minority gold produced - kg - 1,313 - 1,937 3,250
Subsidiaries' gold sold - kg 42,356 27,187 8,843 18,756 97,141
Joint ventures' gold sold - kg - 8,337 - - 8,337
Attributable gold sold - kg 42,356 35,524 8,843 18,756 105,478
Minority gold sold - kg - 1,230 - 2,053 3,283
Spot price - R/kg 259,516 259,516 259,516 259,516 259,516
Price received - R/kg sold 194,313 177,914 178,923 183,512 185,498
Price received excluding hedge
buy-back costs
- R/kg sold 245,896 244,635 245,046 246,152 245,364
Total cash costs - R/kg produced 119,183 163,141 164,024 96,856 134,192
Total production costs - R/kg produced 159,009 192,978 195,518 133,034 169,536
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2009 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
10,415 9,007 2,167 5,039 - 26,629 (2,148) 24,481
Cash costs (5,361) (6,120) (1,504) (2,753) 192 (15,545) 1,032 (14,514)
By-products revenue 297 22 3 296 11 628 (3) 625
Total cash costs (5,064) (6,098) (1,500) (2,458) 203 (14,917) 1,029 (13,888)
Retrenchment costs (51) (22) - - - (73) 2 (71)
Rehabilitation and other non-cash costs (26) (74) (47) (46) - (193) 6 (187)
Amortisation of assets (1,616) (1,012) (242) (691) (46) (3,608) 131 (3,477)
Total production costs (6,756) (7,208) (1,788) (3,195) 156 (18,790) 1,167 (17,624)
Inventory change 17 136 37 440 - 630 (7) 622
Cost of sales (6,740) (7,071) (1,751) (2,755) 156 (18,160) 1,159 (17,001)
Adjusted gross profit (loss) excluding
hedge buy-back costs
3,676
1,936
415
2,285
156
8,468
(989)
7,480
Hedge buy-back costs (2,185) (2,370) (585) (1,175) - (6,315) - (6,315)
Adjusted gross profit (loss)
1,491
(434)
(169)
1,110
156
2,154
(989)
1,165
Unrealised non-hedge derivatives and other
commodity contracts
(3,510) (468) (1,187) (719) - (5,883) - (5,883)
Gross (loss) profit
(2,020)
(902)
(1,356)
391
156
(3,730)
(989)
(4,718)
Corporate and other costs (60) (69) (2) (141) (858) (1,130) - (1,130)
Exploration (1) (90) (186) (332) (189) (798) 22 (776)
Intercompany transactions - (1,771) (129) (13) 1,914 - - -
Special items (183) (18) 672 72 (103) 440 8 448
Operating (loss) profit
(2,263)
(2,850)
(1,001)
(24)
920
(5,218)
(959)
(6,176)
Net finance income (costs), unwinding of
obligations and fair value adjustments
8 (47) 39 (35) (721) (757) 6 (751)
Exchange gain (loss) - 514 43 (54) (194) 308 19 326
Share of equity accounted investments
(loss) profit
- - - (23) (24) (47) 605 558
Loss before taxation (2,255) (2,384) (919) (137) (19) (5,714) (329) (6,043)
Taxation 1,390 (413) (117) (117) (722) 22 329 351
Loss for the period
(865)
(2,796)
(1,036)
(254)
(741)
(5,692)
-
(5,692)
Equity shareholders (865) (2,875) (1,036) (423) (741) (5,940) - (5,940)
Non-controlling interests - 78 - 170 - 248 - 248
Operating (loss) profit (2,263) (2,850) (1,001) (24) 920 (5,218) (959) (6,176)
Unrealised non-hedge derivatives and
other commodity contracts
3,510 468 1,187 719 - 5,883 - 5,883
Hedge buy-back costs 2,185 2,370 585 1,175 - 6,315 - 6,315
Intercompany transactions - 1,771 129 13 (1,914) - - -
Special items 117 2 (672) (43) (6) (602) - (602)
Share of associates' EBIT - - - (23) (21) (44) 959 915
EBIT
3,549
1,761
227
1,817
(1,020)
6,335
-
6,335
Amortisation of assets 1,616 1,012 242 691 46 3,608 (131) 3,477
Share of associates' amortisation - - - - - - 131 131
EBITDA
5,165
2,773
469
2,509
(973)
9,942
-
9,942
Loss attributable to equity shareholders (865) (2,875) (1,036) (423) (741) (5,940) - (5,940)
Special items 117 2 (672) (43) (6) (602) - (602)
Share of associates' special items - - - - 3 3 - 3
Taxation on items above (15) (1) 151 (32) - 102 - 102
Headline loss
(763)
(2,874)
(1,558)
(498)
(744)
(6,437)
-
(6,437)
Unrealised non-hedge derivatives and
other commodity contracts
3,510 468 1,187 719 - 5,883 - 5,883
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(1,872) - (356) 57 625 (1,546) - (1,546)
Fair value adjustment on option component
of convertible bond
- - - - 183 183 - 183
Hedge buy-back and related costs
net of taxation
2,185 2,061 585 1,175 - 6,006 - 6,006
Adjusted headline earnings (loss)
excluding hedge buy-back costs
3,060
(346)
(142)
1,453
65
4,089
-
4,089
Ore reserve development capital 1,525 236 149 249 - 2,158 - 2,158
Stay-in-business capital 357 500 55 409 50 1,371 (31) 1,341
Project capital 415 408 1,334 763 - 2,920 (6) 2,914
Total capital expenditure
2,297
1,144
1,539
1,420
51
6,451
(37)
6,413
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Notes

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the
United States on 19 April 2010 and as amended on 18 May 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold
Ashanti.
Administrative
information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
T T Mboweni (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
W A Nairn
Prof L W Nkuhlu
F Ohene-Kena
+
S M Pityana
* British
#
American
~ Australian South African
+ Ghanaian
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Renee Swan
Mobile: +27 79 523 9714
Fax: +27 11 637 6400
E-mail: rswan@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 11, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary